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07021776

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 05129

FISCAL YEAR 1-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/14/07

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

AR/S
1-31-07

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

RECEIVED

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

Exemption No.82-5129

March 1, 2007

Sekisui House, Ltd.
President & Representative Director
Isami Wada

Notice of Resolution of the Meeting of the Board of Directors in regard to the 56th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held today in regard to convocation of the 56th Ordinary General Meeting of Shareholders.
We will send the Notice of Convocation of the said General Meeting to the shareholders in early April 2007. The items of the meeting of the Board of Directors are described below.

1. Record Date:	January 31, 2007
2. Date and Time of the Meeting:	10:00 a.m., Thursday, April 26, 2007
3. Place of the Meeting:	Umeda Stella Hall 3F, Tower West, Umeda Sky Building 1-30, Oyodonaka 1-chome, Kita-ku, Osaka

4. Agenda:

Items for reporting:

1. Reports on the Business as of January 31, 2007, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007 (February 1, 2006 - January 31, 2007)
2. Report on the Results of Audit conducted by the Independent Auditors and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007

Propositions to be tabled:

No.1 Proposal for appropriation of retained earnings for the 56th fiscal year ended January 31, 2007
(Contents -Summary) Dividend: 12 yen per share (in cash)

No.2 Proposal for changes to a part of the Articles of Incorporation

No.3 Proposal for election of one Director

No.4 Proposal for provision of bonus for officers as a group

No.5 Proposal for revision of the ceiling amount and the contents of remunerations for Directors as a group

RECEIVED
2007 ... -9 A 11: 0...

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS

February 1, 2006 – January 31, 2007

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

February 1, 2006 – January 31, 2007

Sekisui House, Ltd. **March 1, 2007**

Stock Code: 1928 Head office: Osaka, Japan Listed exchanges: Tokyo, Osaka, Nagoya (First Section)

http://www.sekisuihouse.co.jp Telephone: +816 6440 3111

President & Representative Director: Isami Wada Inquiries: Corporate Communications Department

Date of the meeting of the board of directors: March 1, 2007 Executive officer Hidehiro Yamaguchi

U.S. GAAP Accounting Principles: Not adopted

1. Business Results

*Please note that numbers less than a million yen are rounded down.

1) Consolidated Business Results

	Millions of yen			
	Feb. 1, 2006 – Jan. 31, 2007		Feb. 1, 2005 – Jan. 31, 2006	
		Change %		Change %
Net sales	1,596,183	6.3	1,501,857	9.4
Operating income	111,570	39.5	79,980	4.4
Recurring income	114,822	40.5	81,699	5.7
Net income	62,663	45.6	43,029	81.9
Net income per share (yen)	89.26		62.94	
Fully diluted net income per share (yen)	89.25		–	
Return on equity (%)	8.4%		6.4%	
Return on net assets (%)	9.7%		7.3%	
Recurring income margin (%)	7.2%		5.4%	

(1) Gain(loss) from investments in subsidiaries and affiliates accounted for by the equity method:
Year ended January 31, 2007 298 million yen Year ended January 31, 2006 183 million yen

(2) Average number of outstanding shares (consolidated) during the period:
Year ended January 31, 2007 702,042,027 shares Year ended January 31, 2006 673,509,993 shares

(3) Changes to accounting principles: None

(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Consolidated Financial Position

	Millions of yen	
	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2005 – Jan. 31, 2006
Total assets	1,278,770	1,098,203
Shareholders' equity	798,302	685,762
Equity ratio (%)	62.4%	62.4%
Shareholders' equity per share (yen)	1,125.75	1,028.46

(1) Outstanding shares (consolidated) at the end of January 31, 2007 708,900,104 shares

(2) Outstanding shares (consolidated) at the end of January 31, 2006 666,164,934 shares

3) Consolidated Cash Flows

	Millions of yen	
	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2005– Jan. 31, 2006
Net cash provided by operating activities	76,953	(5,756)
Net cash used in investing activities	(13,243)	12,259
Net cash used in financing activities	70,622	(91,200)
Cash and cash equivalents at end of period	229,498	94,979

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	89
Number of non-consolidated subsidiaries accounted for by the equity method	--
Number of affiliates accounted for by the equity method	5

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	1	(Excluded)	2
Companies accounted for by the equity method	(Newly included)	–	(Excluded)	–

2. Consolidated Results Forecast for the Year Ending January 31, 2008

	Millions of yen			*yen*
	Net Sales	Recurring income	Net income	Net income per share
Interim	816,000	46,000	26,000	-
Full year	1,720,000	120,000	65,500	92.40

Appendix 1: Results Summary

Full year results summary for the year ended January 31, 2007

Millions of yen

Consolidated	Results for year to Jan. 2006	Previous forecast for year to Jan. 2007	Results for year to Jan. 2007	(%)	Forecast for year to Jan. 2008	(%)
Net sales	1,501,857	1,610,000	1,596,183	106.3	1,720,000	107.8
Gross profit	288,666	329,000	328,188	113.7	343,800	104.8
SG&A expenses	208,686	218,000	216,617	103.8	225,800	104.2
Operating income	79,980	111,000	111,570	139.5	118,000	105.8
Recurring income	81,699	113,000	114,822	140.5	120,000	104.5
Extraordinary income	5,937	115	477	8.0	–	–
Extraordinary loss	12,862	1,115	3,888	30.2	1,000	25.7
Net income	43,029	62,000	62,663	145.6	65,500	104.5
Total orders	1,478,359	1,674,000	1,610,859	109.0	1,743,000	108.2
Accumulated orders	550,459	614,458	565,135	102.7	588,135	104.1

Non-consolidated	Results for year to Jan. 2006	Previous forecast for year to Jan. 2007	Results for year to Jan. 2007	(%)	Forecast for year to Jan. 2008	(%)
Net sales	1,145,540	1,230,000	1,216,901	106.2	1,315,000	108.1
Gross profit	228,018	263,000	260,911	114.4	273,700	104.9
SG&A expenses	168,153	175,000	173,233	103.0	181,000	104.5
Operating income	59,864	88,000	87,678	146.5	92,700	105.7
Recurring income	63,146	92,000	92,720	146.8	97,000	104.6
Extraordinary income	5,488	115	477	8.7	–	–
Extraordinary loss	12,741	1,115	3,748	29.4	1,000	26.7
Net income	33,003	51,500	51,781	156.9	53,500	103.3
Total orders	1,123,675	1,295,000	1,228,735	109.3	1,342,000	109.2
Accumulated orders	543,206	608,206	555,040	102.2	582,040	104.9

Key management indicators

Consolidated	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007
Net income per share (yen)	48.71	53.30	33.80	62.94	89.26
Shareholders' equity per share (yen)	911.01	959.96	979.40	1,028.46	1,125.75
Operating profit margin (%)	5.59%	6.06%	5.58%	5.33%	6.99%
ROE (%)	5.43%	5.75%	3.55%	6.36%	8.45%
ROA (%) *1	5.90%	6.79%	6.84%	7.34%	9.61%
R & D expenditures (million yen)	5,523	5,259	5,793	6,190	6,114
Capital Expenditure (Consolidated) (million yen)	19,302	16,695	36,225	46,817	26,691
Capital Expenditure (Non-Consolidated) (million yen)	14,296	9,374	27,488	42,264	21,164
Depreciation expense (Consolidated) (million yen)	11,882	11,298	11,553	11,117	12,231
Depreciation expense (Non-consolidated) (million yen)	9,951	9,362	9,424	8,557	9,650
Housing construction share*2	5.0%	5.0%	4.7%	4.6%	4.4%
Referred order rate*3	63.4%	53.8%	49.4%	44.7%	44.8%
Average house price (1,000 yen)	29,605	29,697	29,336	29,875	30,375
Occupancy rate of subleasing units	95.6%	95.0%	94.9%	95.0%	95.0%
Display home locations (end of period)	602	561	551	575	560

*1 ROA: Return on Assets = (Operating profit + interest received) / Total assets
*2 Sekisui House housing starts / total nationwide housing starts (calendar year)
*3 Referred orders / total orders

Appendix 2-1: Segment Breakdown

Consolidated

Results for year ended Jan. 2006	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	684,139	46.3	725,216	48.3	23.7	10.3	371,425	67.5
Real Estate for Sale	351,248	23.7	347,723	23.1	16.9	6.7	83,540	15.2
Real Estate for Leasing	291,154	19.7	291,154	19.4	10.9	4.5	–	–
Other Business	151,816	10.3	137,762	9.2	20.2	2.5	95,493	17.3
Consolidated	1,478,359	100.0	1,501,857	100.0	19.2	5.3	550,459	100.0

Results for year ended Jan. 2007	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	705,462	43.8	717,677	45.0	24.0	11.0	359,210	63.6
Real Estate for Sale	442,058	27.4	421,019	26.4	21.9	12.6	104,578	18.5
Real Estate for Leasing	310,211	19.3	310,211	19.4	11.0	4.5	-	-
Other Business	153,127	9.5	147,274	9.2	20.2	2.4	101,346	17.9
Consolidated	1,610,859	100.0	1,596,183	100.0	20.6	7.0	565,135	100.0

Forecast for year ending Jan. 2008	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	792,000	45.4	779,000	45.3	23.9	10.9	372,210	63.3
Real Estate for Sale	454,000	26.1	452,000	26.3	20.2	10.9	106,578	18.1
Real Estate for Leasing	335,000	19.2	335,000	19.5	11.0	4.7	-	-
Other Business	162,000	9.3	154,000	8.9	19.4	2.5	109,346	18.6
Consolidated	1,743,000	100.0	1,720,000	100.0	20.0	6.9	588,135	100.0

Appendix 2-2: Segment Breakdown

Non-consolidated

Results for year ended Jan. 2006	Orders			Sales				GPR	OM	Accumulated orders		
	Millions yen	%	Buildings	*Millions yen*	%	Buildings	Units			*Million yen*	%	Units
Built to Order Housing	678,060	60.3	20,666	719,192	62.8	22,340	47,838	22.6	9.7	372,550	68.6	10,834
Steel frame	369,063		12,344	387,485		13,064	13,344	-	-	179,641		5,707
Wood frame	93,618		2,878	89,816		2,834	2,849	-	-	50,306		1,492
Total	462,681		15,222	477,301		15,898	16,193	-	-	229,947		7,199
Low rise apartments	215,378		5,444	241,890		6,442	31,645	-	-	142,603		3,635
Real Estate for Sale	333,371	29.7	4,832	330,165	28.8	4,720	6,845	17.3	6.9	78,068	14.4	1,456
Steel frame	118,531		4,185	116,328		4,089	4,168	-	-	32,041		1,213
Wood frame	20,838		641	18,782		580	581	-	-	7,121		242
Total	139,370		4,826	135,111		4,669	4,749	-	-	39,162		1,455
Land	94,869		-	94,758		-	-	-	-	11,087		-
Subtotal	234,240		4,826	229,869		4,669	4,749	-	-	50,249		1,455
Condominiums	34,555		-	36,989		46	1,697	-	-	14,424		-
Land	20,763		-	24,713		-	-	-	-	8,174		-
Subtotal	55,318		-	61,703		46	1,697	-	-	22,598		-
Commercial buildings	20,587		6	17,337		5	399	-	-	3,250		1
Land	23,224		-	21,254		-	-	-	-	1,970		-
Subtotal	43,812		6	38,592		5	399	-	-	5,220		1
Real Estate for Leasing	9,116	0.8	-	9,116	0.8	-	-	21.1	19.4	-	-	-
Other Business	103,127	9.2	165	87,067	7.6	142	1,917	7.9	(1.2)	92,587	17.0	336
RC contracts	48,201		165	30,848		142	1,917	-	-	64,901		336
Exteriors	48,978		-	49,960		-	-	-	-	27,550		-
Orher	5,947		-	6,257		-	-	-	-	136		-
Total	1,123,675	100.0	25,663	1,145,540	100.0	27,202	56,600	19.9	5.2	543,206	100.0	12,626

Results for year ended Jan. 2007	Orders			Sales				GPR	OM	Accumulated orders		
	Millions yen	%	Buildings	*Millions yen*	%	Buildings	Units			*Millions yen*	%	Units
Built to Order Housing	706,838	57.5	20,637	718,691	59.0	21,346	46,546	22.8	10.3	360,698	65.0	10,125
Steel frame	365,497		11,661	373,128		12,089	12,115	-	-	172,009		5,279
Wood frame	100,694		3,117	100,586		3,110	3,122	-	-	50,414		1,499
Total	466,191		14,778	473,715		15,199	15,237	-	-	222,423		6,778
Low rise apartments	240,646		5,859	244,975		6,147	31,309	-	-	138,274		3,347
Real Estate for Sale	412,496	33.6	5,359	396,678	32.6	5,514	7,642	22.5	12.9	93,887	16.9	1,329
Steel frame	128,909		4,571	129,880		4,649	4,839	-	-	31,069		1,135
Wood frame	23,955		786	25,016		834	834	-	-	6,060		194
Total	152,864		5,357	154,897		5,483	5,673	-	-	37,129		1,329
Land	101,717		-	102,545		-	-	-	-	10,260		-
Subtotal	254,582		5,357	257,442		5,483	5,673	-	-	47,389		1,329
Condominiums	48,180		-	35,855		28	1,969	-	-	26,749		-
Land	35,664		-	24,090		-	-	-	-	19,748		-
Subtotal	83,845		-	59,946		28	1,969	-	-	46,497		-
Commercial buildings	19,387		2	22,637		3	-	-	-	-		-
Land	54,681		-	56,651		-	-	-	-	-		-
Subtotal	74,069		2	79,289		3	-	-	-	-		-
Real Estate for Leasing	8,012	0.7	-	8,012	0.7	-	-	18.9	15.9	-	-	-
Other Business	101,387	8.2	235	93,519	7.7	154	2,390	7.0	(1.9)	100,454	18.1	417
RC contracts	44,969		235	37,755		154	2,390	-	-	72,115		417
Exteriors	51,015		-	50,423		-	-	-	-	28,141		-
Other	5,402		-	5,340		-	-	-	-	198		-
Total	1,228,735	100.0	26,231	1,216,901	100.0	27,014	56,578	21.4	7.2	555,040	100.0	11,871

Forecast for year	Orders			Sales				GPR	OM	Accumulated orders		
ending Jan. 2008	*Millions yen*	%	Buildings	*Millions yen*	%	Buildings	Units			*Millions yen*	%	Units
Built to Order Housing	**793,000**	59.1	**23,100**	**780,000**	**59.3**	**22,600**	**52,300**	**22.5**	**10.1**	**373,698**	**64.2**	**10,625**
Steel frame	400,000		12,500	392,000		12,200	12,300			180,009		5,579
Wood frame	115,000		3,600	112,000		3,500	3,500			53,414		1,599
Total	515,000		16,100	504,000		15,700	15,800			233,423		7,178
Low rise apartments	278,000		7,000	276,000		6,900	36,500			140,275		3,447
Real Estate for Sale	**435,000**	**32.4**	**6,202**	**426,000**	**32.4**	**6,082**	**8,650**	**21.0**	**10.9**	**102,887**	**17.7**	**1,479**
Steel frame	145,000		5,200	143,000		5,100	5,200			33,070		1,235
Wood frame	30,000		1,000	28,000		950	950			8,060		244
Total	175,000		6,200	171,000		6,050	6,150			41,130		1,479
Land	112,000		–	111,000		–	–			11,260		–
Subtotal	287,000		6,200	282,000		6,050	6,150			52,390		1,479
Condominiums	46,000		–	44,000		30	2,500			28,749		–
Land	34,000		–	32,000		–	–			21,748		–
Subtotal	80,000		–	76,000		30	2,500			50,497		–
Commercial buildings	30,000		2	30,000		2	–			–		–
Land	38,000		–	38,000		–	–			–		–
Subtotal	68,000		2	68,000		2	–			–		–
Real Estate for Leasing	**9,000**	**0.7**	–	**9,000**	**0.7**	–	–	**18.9**	**15.6**	–	–	–
Other Business	**105,000**	**7.8**	**200**	**100,000**	**7.6**	**170**	**2,600**	**6.9**	**1.0**	**105,455**	**18.1**	**447**
RC contracts	49,000		200	45,000		170	2,600			76,115		447
Exteriors	52,000		–	51,000		–	–			29,142		–
Other	4,000		–	4,000		–	–			198		–
Total	**1,342,000**	**100.0**	**29,502**	**1,315,000**	**100.0**	**28,852**	**63,550**	**20.8**	**7.0**	**582,040**	**100.0**	**12,551**

(Note) On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported as in the past; however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

Appendix 3: Summary of Subsidiaries and Affiliates (FY2006)

(Upper) This term
(Lower) Previous term

Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Shareholders' equity	*1 Interest-bearing debt
Sekisui House	**1,216,901**	**260,911**	**173,233**	**87,678**	**92,720**	**477**	**3,748**	**51,781**	**1,173,431**	**736,790**	**20,000**
	1,145,540	228,018	168,153	59,864	63,146	5,488	12,741	33,003	976,952	635,074	-
Sekiwa Real Estate (Consolidated)	**120,500**	**16,237**	**10,515**	**5,722**	**5,780**	**130**	**1**	**3,307**	**49,501**	**19,830**	**-**
	106,295	14,221	9,694	4,526	4,562	760	32	3,151	45,334	16,951	-
Sekiwa Real Estate Tohoku	**20,280**	**2,374**	**1,395**	**978**	**996**	**-**	**0**	**582**	**9,863**	**2,726**	**-**
	19,237	1,984	1,368	615	630	5	0	369	8,781	2,196	-
Sekiwa Real Estate Chubu (Consolidated)	**88,716**	**10,046**	**6,524**	**3,522**	**3,543**	**-**	**67**	**1,987**	**32,601**	**11,876**	**-**
	81,987	8,979	5,884	3,095	3,110	529	224	1,959	31,210	10,224	-
Sekiwa Real Estate Kansai (Consolidated)	**57,182**	**8,179**	**5,422**	**2,756**	**2,774**	**175**	**2**	**1,662**	**35,834**	**23,214**	**-**
	56,761	7,605	5,325	2,279	2,310	123	-	1,420	35,052	21,988	-
Sekiwa Real Estate Chugoku	**19,308**	**3,583**	**2,314**	**1,269**	**1,288**	**0**	**74**	**688**	**11,909**	**4,108**	**-**
	17,211	3,171	2,172	999	1,009	10	19	585	10,573	3,579	-
Sekiwa Real Estate Kyushu	**20,569**	**2,175**	**1,709**	**465**	**446**	**-**	**36**	**191**	**5,829**	**1,755**	**-**
	18,279	1,975	1,511	464	446	-	38	235	5,543	1,634	-
Sekiwa Real Estate Sapporo	**1,760**	**99**	**50**	**48**	**48**	**-**	**-**	**29**	**487**	**81**	**-**
	784	30	25	5	4	-	-	1	413	51	-
KRM	**11,255**	**1,249**	**700**	**548**	**548**	**-**	**31**	**294**	**3,730**	**927**	**-**
	10,379	1,132	656	475	439	10	7	248	3,351	660	-
Sekiwa Real Estate Subtotal	**339,573**	**43,945**	**28,632**	**15,312**	**15,426**	**306**	**214**	**8,744**	**149,759**	**64,522**	**-**
	310,936	39,102	26,639	12,462	12,513	1,438	322	7,970	140,260	57,287	-
66 Sekiwa Construction companies	**242,062**	**14,562**	**7,960**	**6,601**	**6,943**	**263**	**44**	**4,014**	**61,380**	**30,495**	**-**
	231,253	13,594	7,506	6,087	6,435	18	49	3,664	58,549	27,786	-
Sekisui House Remodeling	**43,980**	**10,124**	**8,669**	**1,455**	**1,703**	**-**	**0**	**893**	**8,340**	**2,652**	**-**
	40,165	8,743	7,533	1,209	1,411	-	0	743	7,632	1,788	-
Nishinomiya Marina City*2	**-**	**-**	**0**	**(0)**	**(0)**	**13,541**	**-**	**13,541**	**-**	**-**	**-**
	578	(15)	6	(21)	(21)	-	-	(21)	14	(13,541)	-
SGM Operation	**2,937**	**273**	**222**	**50**	**38**	**2**	**2**	**16**	**2,419**	**1,362**	**-**
	2,590	259	201	57	46	10	1	28	2,298	1,345	-
Sekisui House Umeda Operation	**7,932**	**1,865**	**1,515**	**350**	**343**	**12**	**222**	**78**	**2,940**	**683**	**-**
	8,580	1,923	1,484	439	438	0	3	253	2,981	738	-
6 Other Companies	**3,419**	**495**	**515**	**(19)**	**52**	**12**	**14**	**(16)**	**4,908**	**2,928**	**49**
	7,234	1,277	647	629	648	20,009	97	20,491	5,314	2,793	-
Gross	**1,856,808**	**332,179**	**220,749**	**111,430**	**117,228**	**14,615**	**4,247**	**79,054**	**1,403,181**	**839,434**	**20,049**
	1,746,881	292,903	212,172	80,730	84,618	26,966	13,216	66,135	1,194,004	713,273	-
Eliminations and others	**(260,625)**	**(3,991)**	**(4,131)**	**140**	***3 (2,406)**	**(14,138)**	**(359)**	**(16,391)**	**(124,411)**	**(41,131)**	**-**
	(245,023)	(4,236)	(3,486)	(749)	(2,918)	(21,029)	(354)	(23,105)	(95,801)	(27,511)	-
Consolidated	**1,596,183**	**328,188**	**216,617**	**111,570**	**114,822**	**477**	**3,888**	**62,663**	**1,278,770**	**798,302**	**20,049**
	1,501,857	288,666	208,686	79,980	81,699	5,937	12,862	43,029	1,098,203	685,762	-
Consolidated / Non-Consolidated	**1.31**	**1.26**	**1.25**	**1.27**	**1.24**	**1.00**	**1.04**	**1.21**	**1.09**	**1.08**	**1.00**
	1.31	1.27	1.24	1.34	1.29	1.08	1.01	1.30	1.12	1.08	-

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 The liquidation process of the company was completed in this fiscal year ended on January 31, 2007.

*3 298 million yen, profit from investments in affiliates for by the equity method, is included.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 89 subsidiaries and 5 affiliates companies. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classifiy each business division as they are classified in the 'Segment Information' section. Details about these changes are listed in the 'Segment Information' section.

(1) Built to Order Housing

This division constructs steel, wood, and concrete houses and low-rise apartments. The main group companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sale

This division sells houses and real estate, designs, constructs, and contracts for sale housing on estate land, conducts urban redevelopment projects and commercial buildings transactions.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(3) Real Estate for Leasing

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens and exteriors. The main group companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd. and Landtech Sekiwa, Ltd.



Housing materials supplier
Housing construction and exteriors
Broking and leasing real estate
Real estate-related services
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Sekiwa Construction Saitama, Ltd.*
65 other companies
SEKISUI DEUTSCHLAND BAU G.m.b.H.*
(under liquidation)
Sky Rail Service Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
and 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support Service, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 7 other companies
Sekiwa Kanri, Ltd.* and 5 other companies
SGM Operation Co., Ltd.* and 1 other company
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer

Customer			
Real Estate for Leasing	Real Estate for Sale	Other Business	Built to Order Housing
*	Consolidated subsidiary		
**	Related company, accounted for by the equity method		

Major Subsidiaries and Affiliates

Name	Capital	Main business	Percentage owned	Serving directors	Transactions
(Consolidated Subsidiaries)	*Millions of yen*				
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sale	100.0%	Directors 2 Employee 1 Transfer 11	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	100.0%	Directors 3 Transfer 10	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	100.0%	Director 1 Employee 1 Transfer 11	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	100.0%	Director 1 Transfer 7	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	100.0%	Directors 2 Transfer 7	Same as above
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	100.0%	Directors 2 Executive 1 Transfer 5	Same as above
Sekiwa Real Estate Sapporo, Ltd.	50	Same as above	100.0%	Director 1 Employees 2 Transfer 1	Same as above
KRM	90	Same as above	100.0%	Directors 2 Executive 1 Transfer 5	Same as above
Sekisui House Remodeling, Ltd.	100	Other Business	100.0%	Directors 2 Transfer 7	Contract remodeling
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Transfer 4	Consignment of real estate management and sales of housing-related equipment
Sekisui House Umeda Operation Co., Ltd.	100	Same as above	100.0%	Directors 2 Employees 3 Transfer 1	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 3	Buying and selling housing materials

The main business of each company is recorded in line with the revised business categories of Sekisui House.

Medium term business strategy

In October 2004, we laid out the Sekisui House Group Medium-term Management Vision S-Project, under which our management has worked towards proactively. Due to subsequent changes in market conditions and progress in organizational structure, however, we decided to draw up a new medium-term management plan.

While formulating this medium-term management plan, we decided to aim towards a relative and sustainable growth between 5% and 10% for all the business segments, despite any changes in the respective market sizes, and make aggressive investments in the real estate development business, among other things.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices.

We look for consolidated net sales of 1,800 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2009.

Matters concerning parent company, etc.

Not applicable, there being no parent company, etc.

Other important matters regarding management policies

Not applicable

1. Business Results

During the fiscal 2006 the Japanese economy experienced a mild recovery, as companies made aggressive capital expenditures and the employment environment improved on the back of brisk corporate profits. Meanwhile, active investing in blue-chip properties within the Tokyo and other metropolitan areas continued to experience growth. Nevertheless, with raw materials prices hovering high, lingering concerns over rising interest rates, and, slowing consumer income growth as evidenced by the low labor's relative share, uncertainties about the future economic outlook have yet to be resolved.

In the housing market, the percentage decrease in land prices became more noticeable across the board, with the prices of land beginning to rise in some metropolitan areas. Furthermore, with interest rates remaining low, the motivation of first time buyers who seek quality housing, including people of middle age or older, was still going strong. Housing starts grew by 4.4 percentage points year-on-year to 1.29 million units, primarily driven by the brisk performance of built-for-sale housing. Demand from owner-occupiers, on the other hand, has yet to experience a full-fledged recovery, although the motivation of middle-aged and elderly customers, which accounts for secondary acquisitions for rebuilding, showed signs of recovery.

Against this backdrop, we took a series of actions designed to reinforce the Build to Order Housing Business and peripheral businesses, including the enhancement of corporate resilience and marketing expertise as well as strengthening our lifestyle solution business model.

Through the supply of housing that meets customer satisfaction, Sekisui House is committed to contributing to the building of a sustainable society while aiming to be a leading creator of homes and environments in such society. To this end, we will effectively operate our business by paying well-balanced attention to four values; economic value, environmental value, social value, and dwellers value. With this "Sustainable Vision" forming our foundation, we will ensure that evenly balanced attention is paid to every stakeholder in our future undertakings.

As a part of our continued commitment to conservation of the environment, we announced a voluntary action plan in compliance with the Kyoto Protocol, which features a drive to promote energy-efficient houses that cut down on CO_2 emissions released from occupied houses. At the same time, we are increasing our efforts on CSR related activities to preserve the natural environment with a view toward communicating with local communities and conserving forests. Going forward, while taking a responsible approach to resources recycling under the thoroughgoing voluntary environmental management system, we will accelerate our initiatives designed to improve all aspects of the living environment, such as longer life of housing, development of easily recyclable materials, and reducing environmental stress from inhabited homes.

Below are the results of each business segment.

Built to Order Housing Business

On the marketing side of our Built to Order Housing Business, we implemented a series of measures designed to enhance our marketing expertise, including the thorough implementation of a *Consulting Sales* model. In terms of product development, on the other hand, we expanded the built to order line that gives customers more freedom when choosing design and appearance details. Thus, we have laid the foundations for strengthening our lifestyle solution business model.

In a bid to become flexible enough to meet a broad range of customer lifestyles, we brought new offerings to the market, including housing specifically designed for couples in their autumnal years living together with unmarried daughters, as well as housing for an emerging group of people who enjoy their hobbies, such as films, music, and spectator sports, as an important part of their lives.

Meanwhile, we developed a new rental housing line with a flexible plan, which allows dwellers to alter their room arrangements according to their current stage in life and family composition, in an effort to meet the demands of dwellers with different sets of needs concerning safety, comfort, and peace of mind.

With a view towards inviting prospective customers to deepen their understanding of the Group's high technical skills and quality control, as well as our wealth of housing development know-how, we reinforced even further the marketing activities at our experience-based facilities. Located near our 6 factories, *Sumai-no-Yume-Kojo* offer customers a variety of simulated experiences concerning how the natural environment changes and how their own physical ability changes as they grow old, so that they may develop a better idea of what they need to know when deciding on housing specifications, and see firsthand the high performance and quality of our housing.

Real Estate for Sale Business

In our Real Estate for Sale Business, we actively purchased land for sale and promoted sales of quality housing complexes with enhanced security and disaster-mitigation features. With the goal of creating a community that residents develop their attachment to over time and where they will want to continue to live for generations to come, we have

established the Urban Development Charter, thus promoting the creation of an eco-friendly community where regional culture and communications within the community are fostered.
In a similar vein, we organized the semiannual sales promotional event *Machinami Sankan-bi* (existing subdivisions visiting) in spring and autumn, inviting prospective customers to see for themselves a well-planned neighborhood, beautiful townscape, and sophisticated community on the property we developed, and to inform them about our approach to town development.

Taking advantage of all the know-how that we have amassed in housing business, we focused on the development of an attractive neighborhood for our condominiums. In more concrete terms, we planted numerous trees around the buildings to add greater value, while paying due attention to the surrounding environment in the hopes of creating an assemblage of quality housing, rather than mere collective housing with a large number of units.

With their consideration toward the local environment and culture achieving high recognition in various parts of the country, these condominiums have received a number of landsape awards, including the Good Design Award, and Urban Development Awards as well, thereby enhancing our brand image and at the same time contributing to the maintenance and enhancement of the asset value of the surrounding areas as well as that of the purchasers.
We will proceed with this business with a focus on the three major metropolitan areas and other regions where demand for high-value-added condominiums exists, thereby gaining greater brand recognition.

Meanwhile, our commitment to urban redevelopment business has continued. Last year saw the completion of Akasaka Garden City office building harmonizing with a verdant park area in downtown Tokyo, and the sales of part of it contributed greatly to our business performance.

Our basic strategy for the urban redevelopment business is to resale redeveloped properties to ensure a stable and continuous flow of profits, rather than simply owning them. In other words, we seek development profits by adding high value to prime real estate in metropolitan areas where development risk is low. Going forward, we will remain committed to quality urban redevelopment projects while paying due consideration to humanity and the environment, as we did with Akasaka Garden City office building.

Real Estate for Leasing Business

By maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies, the management of leasing properties such as block leasing fared well in the Real Estate for Leasing Business. We also directed the Group's entire energies to the strengthening of proposal capacity. In more concrete terms, the Sekiwa Real Estate companies made aggressive efforts in ensuring orders for block leasing and the management of leasing properties, with the aim of creating quality stock by sustaining a high occupancy rate and extensive involvement in maintenance of properties.

Other Businesses

As part of our promotion of customer satisfaction in providing our customers with comfortable residences for the long-term, we have put major efforts into the exterior business and energy-efficient home remodeling businesses targeted at the existing stock of houses built by the company, as we strive to create an organization that can provide comprehensive and high quality homes.

With regard to the remodeling business, we focused on the existing stock of housing to make proactive suggestions about remodeling them into energy-saving housing, such as replacing water heaters with high-efficiency models, installing solar power generation systems, and improving heat insulating performance for the openings of the building.

As a result of the above, non-consolidated orders grew by 9.3% year-on-year to 1,228,735 million yen, and consolidated orders reached 1,610,859 million yen (up 9.0% year on year).

Consolidated net sales also grew substantially by 6.3% to 1,596,183 million yen. Driven by the favorable showings of urban redevelopment business, we also achieved an increase in consolidated profits on all levels: consolidated operating income grew by 39.5% to 111,570 million yen, consolidated recurring income by 40.5% to 114,822 million yen, and consolidated net income by 45.6% to 62,663 million yen.

On the financial balance, we raised capital of 64,794 million yen from the sale of 43 million shares of our treasury stock to invest in blue-chip urban redevelopment projects.

2. Financial position

Operating cash flow increased substantially year-on-year. This was due primarily to a sharp increase in net income before income taxes and others on the back of the brisk performance of the Real Estate for Sale Business, despite aggressive purchasing of land for sales made in the continued effort to strengthen the Real Estate for Sale Business.

Cash flow from investment activities declined substantially year-on-year, due primarily to a decrease in proceeds from sale of investment securities reported in Fiscal 2005.

Cash flow from financing activities increased significantly year-on-year, due to 64,794 million yen of financing from sale of 43 million shares of our treasury stock in order to general capital for urban redevelopment business.

As a result, cash and cash equivalents at the end of the period increased by 134,518 million yen compared to the end of the previous fiscal year to 229,498 million yen.

	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006
Equity ratio (%)	51.3	56.6	58.5	62.4	62.4
Equity ratio based on market price	48.4	61.2	71.6	110.9	93.8
Debt service coverage ratio	3.1	0.7	0.8	–	0.3
Interest coverage ratio (times)**	20.0	61.8	70.9	–	732.9

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

3. Outlook

With the understanding that the economy as a whole is on a track to recovery, despite uncertainties about the future economic outlook, such as weak private consumption owing in part to slow private income growth attributed to a low labor's relative share, we intend to push aggressive marketing programs in order to achieve our growth strategy. The Basic Act for Housing enacted last year aims at forming safe, secure, quality housing stock and residential environments, making housing trade fair, and facilitating its distribution, thereby realizing affluent housing for the people. Being fully aware of its duty as a public organ, the Group will strive to increase the satisfaction of all three of its major stakeholders, namely, customers, employees, and shareholders, as a trusted enterprise, thereby sincerely fulfilling its responsibilities to society as a whole.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our peripheral businesses including exteriors and remodeling.

With regard to the Real Estate for Sale Business, we will proceed with development projects in accordance with the Urban Development Charter, in order to create quality housing complexes with "security, safety, and comfort" and "beauty that blooms with time" as key themes, thereby increasing our earnings.

To counteract the worrying rise in prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. We believe that these measures will improve profit margins without sacrificing our market competitiveness.

Now that they are 100%-owned by Sekisui House and work in closer cooperation, the Sekiwa Real Estate companies intend to maximize Group synergies not only in leasing business but in every one of their undertakings, with a view toward bolstering consolidated performance. Meanwhile, we intend to improve the management efficiency and earnings of the remodeling business as we increase marketing prowess through increased employment of contract employees and reduce costs of operations.

Our forecasts for consolidated results for fiscal 2007 are: net sales of 1,720 billion yen (up 7.8% year-on-year), operating income of 118 billion yen (up 5.8%), recurring income of 120 billion yen (up 4.5%), and net income of 65.5 billion yen (up 4.5%).

4. Risk factors

This section contains an overview of the major business-related risks and other risks facing Sekisui House, Ltd. and its Group companies (the Group) that could have material bearing on the decisions of investors. These risks include potential risks for the future, which the Group deems to be risks as of the day when these financial statements are issued (March 31, 2007).

(1) Changes in operating environments

Since the Group's main area of business is housing, its business is vulnerable to trends in private consumption, interest rates, land prices, the government's housing-related policies and taxation system, fluctuations in rents caused by these trends, and trends in local economies. Changes in these operating environments could have a negative impact on the Group's business performance.

(2) Natural disasters, etc.

A major natural disaster can incur a large amount of costs for the Group, including those for initial response and subsequent support activities such as inspection and emergency measures for customers' buildings, as well as those for the repair of damaged equipment and facilities of the Group. Such an occurrence could have a negative impact on the

Group's business performance.

(3) Price rise of raw and other materials

A sharp price hike in steel and timber (the Group's main structural elements), as well as fluctuations in oil prices and foreign exchange, can lead to a rise in the purchasing prices of raw and other materials. Such an occurrence could have a negative impact on the Group's business performance.

(4) Assets held by the Group

Securities, real estate for sales, fixed assets, and other assets held by the Group can suffer impairment or loss from revaluation due to a decline in market value, etc. Such an occurrence could have a negative impact on the Group's business performance and financial position.

(5) Quality control

The Group makes its best effort to assure the quality of its products and services. Should the Group be held liable for defect warranty to a degree beyond expectation, however, the Group may incur a large amount of expenses and suffer the major degradation of its reputation. Such an occurrence could have a negative impact on the Group's business performance.

(6) General legal and regulatory risks

The Group secures the appropriate business permits and licenses under the Building Lots and Buildings Transaction Business Law, Construction Industry Law, Architect Law, and other applicable laws in Japan, and operates in conformity with the laws and regulations related to land transaction, labor relations, environmental management, and other business undertakings. In the event that these laws and regulations should be revised or repealed, new legal regulations be established, or the Group infringe upon laws or regulations, the Group's business performance could be negatively affected.

(7) Protection of privacy

Because of the nature of its business, the Group handles a large volume of customer data. The Group makes extra efforts to protect such personal information. Leakage, etc. of such personal information would significantly damage the Group's reputation and credit, and thus could have a negative impact on the Group's business performance.

(8) Pension liabilities

The amount of the Group's employee retirement costs and obligations is calculated based on assumptions used in the relevant actuarial calculations, such as the discount rate, and the assumed rates of return on pension assets. In the event of any revisions to these actuarial assumptions, or in case estimates based on the assumed rates on return should differ materially from actual results, the Group's business performance and its financial position could be negatively affected.

(9) Computer viruses

In order to perform its operations efficiently, the Group makes aggressive use of information technology. The unforeseeable occurrence of computer viruses could have a negative impact on the Group's business performance.

(10) Preventive measures against takeover bids

We do not deny third parties' acquisition of our stock as a part of sound economic activities and the subsequent transfer of controlling interest resulting from the exercise of shareholders' rights.

However, we believe that it is necessary to carefully examine any purchase of our stock in a bid to acquire large interest or its offer in terms of the purchaser's business lines and plans, past investment operations, as well as the legitimacy of the purchase, so that we may determine whether the purchase or its offer will help increase our corporate value and contribute to the common interests of our existing shareholders and any and all impacts upon each of our stakeholders.

At this point in time, we are not observing any concrete cases of such a purchase or its offer, and so do not plan to draw up in advance any anti-takeover measures, which will be taken once such a purchaser is identified. Nevertheless, we will always watch the movements of our stock carefully, and, once we have identified a party who intends to acquire a large interest in the company, we will immediately take any and all actions that we deem to be most appropriate, fulfilling the natural duties entrusted to us by our shareholders and investors.

In more concrete terms, we will invite outside specialists to examine and assess the identified purchase or its offer, and negotiate with the purchaser. Should we conclude that the purchase or its offer would damage our corporate value or threaten the common interests of our existing shareholders, we will make prompt decisions as to the need of concrete preventive measures and their contents, and position ourselves to put them into action.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January, 2007	Year to January, 2006	Difference	%
Assets	**1,278,770**	**1,098,203**	**180,567**	**16.4**
Current assets	**899,057**	**712,752**	**186,305**	**26.1**
Cash and deposits	229,498	95,579		
Notes and accounts receivable	84,303	96,610		
Marketable securities	1,447	216		
Inventories	499,226	436,609		
Deferred income taxes	55,033	59,242		
Other current assets	31,452	26,255		
Less allowance for doubtful accounts	(1,904)	(1,762)		
Fixed assets	**379,713**	**385,451**	**(5,738)**	**(1.5)**
Tangible fixed assets	**207,700**	**202,131**	**5,569**	**2.8**
Buildings and structures	96,980	91,933		
Machinery and vehicles	12,574	12,495		
Tools and equipment	6,081	5,953		
Land	88,497	87,925		
Construction in progress	3,567	3,823		
Intangible fixed assets	**7,213**	**5,973**	**1,240**	**20.8**
Industrial property	48	54		
Lease rights	2,011	2,011		
Software	4,239	3,001		
Utility rights	46	36		
Telephone subscription rights	868	869		
Investments and other assets	**164,799**	**177,345**	**(12,546)**	**(7.1)**
Investment in securities	91,651	100,895		
Long-term loans receivable	35,312	37,985		
Deferred income taxes	1,653	3,054		
Other investments and other assets	37,790	36,824		
Less allowance for doubtful accounts	(1,608)	(1,414)		
Total Assets	**1,278,770**	**1,098,203**	**108,567**	**16.4**

	Millions of yen			
	Year to January, 2007	Year to January, 2006	Difference	%
Liabilities	**480,467**	**412,168**	**68,299**	**16.6**
Current liabilities	**379,040**	**326,864**	**52,176**	**16.0**
Notes and accounts payable	169,604	166,388		
Accrued income taxes	38,464	7,206		
Advances received	98,105	86,174		
Allowance for bonuses	20,241	18,000		
Allowance for bonuses to directors, executive officers and corporate auditors	839	–		
Allowance for compensation payments on completed works	2,802	2,611		
Other current liabilities	48,983	46,482		
Long term liabilities	**101,426**	**85,304**	**16,122**	**18.9**
Long-term debt	20,049	--		
Deposits and guarantees	53,145	53,063		
Deferred tax liability	2,892	2,256		
Allowance for accrued retirement benefits for employees	21,703	26,143		
Allowance for retirement benefits to directors, executive officers and corporate auditors	1,099	1,803		
Consolidated adjustment account	32	185		
Other long term liabilities	2,504	1,851		
Minority interests	–	**271**	–	–
Shareholders' equity	–	**685,762**	–	–
Paid-in capital	–	186,554		
Additional paid-in capital	–	237,522		
Retained earnings	–	285,574		
Net unrealized holding gain (loss) on securities	–	24,530		
Translation adjustment	–	(40)		
Less treasury stock, at cost	–	(48,379)		
Liabilities, Minority Interests, and Shareholders' Equity	–	**1,098,203**	–	–
Net assets	**798,302**	–	–	–
Shareholders' equity	**773,862**	–	–	–
Capital stock	186,554	–		
Capital surplus	254,133	–		
Retained earnings	333,837	–		
Treasury stock	(662)	–		
Valuation and translation adjustment	**24,181**	–	–	–
Net unrealized holding gain(loss) on securities	24,035	--		
Translation adjustment	145	–		
Minority Interests	**258**	–	–	–
Total liabilities and net assets	**1,278,770**	–	–	–

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006–Jan. 31, 2007		Feb. 1, 2005 – Jan. 31, 2006		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,596,183**	**100.0**	**1,501,857**	**100.0**	**94,326**	6.3
Cost of sales	1,267,995	79.4	1,213,190	80.8	54,804	4.5
Gross profit	328,188	20.6	288,666	19.2	39,521	13.7
Selling, general and administrative expenses	216,617	13.6	208,686	13.9	7,931	3.8
Operating income	**111,570**	**7.0**	**79,980**	**5.3**	**31,590**	**39.5**
Non-operating income	**6,802**	**0.4**	**5,566**	**0.4**	**1,236**	22.2
Interest and dividend income	2,647		2,223			
Equity in earnings of affiliates	298		183			
Miscellaneous income	3,857		3,159			
Non-operating expense	**3,551**	**0.2**	**3,846**	**0.3**	**(295)**	(7.7)
Interest expense	105		139			
Miscellaneous expense	3,445		3,707			
Recurring income	**114,822**	**7.2**	**81,699**	**5.4**	**33,122**	**40.5**
Extraordinary income	**477**	**0.0**	**5,937**	**0.4**	**(5,459)**	(92.0)
Proceeds from sales of investments in securities	477		5,937			
Extraordinary loss	**3,888**	**0.2**	**12,862**	**0.8**	**(8,973)**	(69.8)
Loss on revaluation of land held for sale	2,828		12,015			
Loss on sales or disposal of property, plant and equipment	1,016		838			
Loss on revaluation of investments in securities	7		9			
Other	36		–			
Income before income taxes and minority interests	**111,411**	**7.0**	**74,774**	**5.0**	36,636	49.0
Current income taxes	42,165	2.7	9,936	0.7		
Deferred income taxes	6,581	0.4	21,625	1.4		
Minority interests in earnings of subsidiaries	0	0.0	182	0.0		
Net income	**62,663**	**3.9**	**43,029**	**2.9**	19,633	45.6

3. Consolidated Statement of Retained Earnings

Millions of yen

	Feb. 1, 2005 -Jan. 31, 2006	
Capital surplus		
Capital surplus at beginning of year		237,524
Decrease in capital surplus		
Loss on sale of treasury stock	2	2
Capital surplus at end of year		237,522
Retained earnings		
Retained earnings at beginning of year		259,773
Increase in retained earnings		
Net income	43,029	43,029
Decrease in retained earnings		
1.Cash dividends paid	12,784	
2.Bonuses to directors, executive officers and corporate auditors	484	
3.Loss on sale of treasury stock	3,953	
4.Decrease due to exclusion of subsidiary from consolidations	5	17,228
Retained Earnings at end of year		**285,574**

Consolidated Statement of Shareholders' Equity

Millions of yen

Feb. 1, 2006 -Jan. 31, 2007	Shareholders' equity					Valuation and translations adjustments			Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Translation adjustment	Total		
Balance at beginning of year	186,554	237,522	285,574	(48,379)	661,271	24,530	(40)	24,490	271	686,034
Changes for current fiscal year										
Dividends from surplus	–	–	(13,754)	–	(13,754)	–	–	–	–	(13,754)
Bonuses to directors, etc	–	–	(644)	–	(644)	–	–	–	–	(644)
Net income	–	–	62,663	–	62,663	–	–	–	–	62,663
Gain of treasury stocks	–	–	–	(481)	(481)	–	–	–	–	(481)
Sale of treasury stocks	–	16,610	–	48,198	64,808	–	–	–	–	64,808
Net changes of items other than "Shareholders' Equity" during current fiscal year	–	–	–	–	–	(495)	186	(309)	(13)	(322)
Total changes during current fiscal year	–	16,610	48,263	47,716	112,590	(495)	186	(309)	(13)	112,268
Balance at end of year	186,554	254,133	333,837	(662)	773,862	24,035	145	24,181	258	798,302

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2005 – Jan. 31, 2006
Cash flows from operating activities		
Income before income taxes and minority interests	111,411	74,774
Depreciation and amortization	12,231	11,117
Decrease in accrued retirement benefit	(4,440)	(752)
Interest and dividend income	(2,647)	(2,223)
Interest expense	105	139
Equity in gains of affiliates	(298)	(183)
Loss on revaluation of real estate held for sale	2,828	12,015
Loss on revaluation of investment in securities	7	9
Decrease (increase) in note and accounts receivables	12,307	(14,040)
Increase in inventories and advance payments	(66,861)	(68,174)
Increase in notes and accounts payable	4,298	12,493
Increase (decrease) in advances received	11,930	(260)
Other	4,725	(9,889)
Subtotal	**85,599**	**15,026**
Interest and dividends received	2,638	2,367
Interest paid	(48)	(244)
Income taxes paid	(11,235)	(22,905)
Net cash provided by operating activities	**76,953**	**(5,756)**
Cash flows from investing activities		
Purchases of marketable securities	–	(232)
Proceeds from sales of marketable securities	216	265
Purchases of property, plant and equipment	(22,658)	(47,141)
Proceeds from sales of property, plant and equipment	118	1,951
Purchase of investments in securities	(3,021)	(12,654)
Proceeds from sales of investments in securities	10,693	65,740
Payment for loans receivable	(2,075)	(1,483)
Settlement of loans receivable	4,753	7,456
Other	(1,269)	(1,642)
Net cash used in investing activities	**(13,243)**	**12,259**
Cash flows from financing activities		
Proceed from long-term debt	20,049	–
Repayment of long-term debt	–	(1,552)
Repayment of notes	–	(30,000)
Cash dividends paid	(13,754)	(12,784)
Cash dividends paid for minority shareholders	(1)	(404)
Purchase of treasury stock	(479)	(46,599)
Proceeds from sale and disposal of treasury stock	64,794	–
Other	14	141
Net cash used in financing activities	**70,622**	**(91,200)**
Effect of exchange rate changes on cash and cash equivalents	**186**	**(35)**
Net increase (decrease) in cash and cash equivalents	**134,518**	**(84,732)**
Cash and cash equivalents at beginning of year	**94,979**	**179,712**
Cash and cash equivalents at end of year	**229,498**	**94,979**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 89, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and KRM.

Changes in scope of consolidation

Added: MAST Rent, Ltd.

Removed: Nishinomiya Marina City Development, Ltd., Greentechno Sekiwa Fukuoka, Ltd.

All 89 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd., Almetax Manufacturing Co., Ltd., and PFI Mizu to Midori no Kenko-toshi, Ltd.

Changes in scope of equity method: None

Investment in 5 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year ends on March 31 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H. is December 31 and the Company uses these statements, adjusted as required for significant transactions up till January 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net asset costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries)

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for bonuses to directors, executive officers and corporate auditors

To prepare for bonus payments to directors, executive officers and corporate auditors, the Company provides for the estimated amount.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, "Administrative expenses" has increased by 839 million yen, and "Operating income", "Recurring income" and "Income before taxes and minority interests" have decreased by the same amount.

(d) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(e) Allowance accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopted the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Board Statement No. 3") and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No.7)," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the adoption of this new accounting standard, "Operating Income", "Recurring Income," and "Income before taxes and minority interests" have increased by 1,207 million yen each.

(f) Allowance for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(Additional information)

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for Retirement Benefits for Retiring Directors, Corporate Auditors and Executive Officers" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Other Long Term Liabilities."

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant instruments and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated fiscal year in which they arise.

5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6. Amortizing the consolidated adjustments account

In principle, the Company amortizes consolidated adjustments evenly over 5 years from the fiscal year of occurrence. If the consolidation adjustment amount is small, the Company accounts for the whole amount in the fiscal year in which it arises.

7. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding 3 months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Change in Accounting Policies]

Accounting standard for presentation of net assets in the balance sheet

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No.5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8), "both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 798,044 million yen.

[Notes]

1. Consolidated Statement of Balance sheet

Millions of yen

	Year to January 31, 2007	Year to January 31, 2006
Accumulated depreciation of tangible fixed assets	151,435	144,774
Collateralized assets	4,892	5,212
Liabilities guaranteed	83,661	95,199
Treasury stock	484,974 shares	43,220,144 shares
Shareholdings in related companies included in *investment securities*	1,388	998
Interest bearing liabilities	20,049	–

Change in the purpose of holding fixed assets

(Year to January 31, 2007)
Investment properties of 6,408 million yen, which were reported under "Buildings & Structures" and "Land," etc. have been reclassified under "inventories".

(Year to January 31, 2006)
Investment properties of 16,570 million yen, which were reported under "Buildings & Structures" and "Land," etc. have been reclassified under "inventories ".

2 .Consolidated statement of changes in shareholders' equity

Feb. 1, 2006 – Jan. 31, 2007

(1)Type and number of shares outstanding and treasury stock

	Type and number of shares outstanding	Type and number of shares treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2006	709,385,078 shares	43,220,144 shares
Number of shares increased	–	273,431 shares
Number of shares decreased	–	43,008,601 shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury
   Increase due to repurchases of fractional shares 272,521 shares
   Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company 910 shares

2. Breakdown of the number of decreased ordinary shares held in treasury
   Decrease due to disposal of treasury stock 43,000,000 shares
   Decrease due to requests for additional purchases of fractional shares 8,601 shares

(2) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends per share	Standard date	Effective date
April 27, 2006 The annual shareholders' meeting	Ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006
August 31, 2006 The meeting of the board of directors	Ordinary shares	7,091 million yen	10.00 yen	July 31, 2006	Sep. 29, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 26, 2007 The annual shareholders' meeting	Ordinary shares	Retained earnings	8,508 million yen	12.00 yen	Jan. 31, 2007	April 27, 2007

3. Consolidated Statements of Cash Flows

Cash and cash equivalents at year-end and relationship with amounts recorded in consolidated balance sheets

	Millions of yen	
	Year to January 31, 2007	Year to January 31, 2006
Cash and deposits	229,498	95,579
Fixed term deposits exceeding three months	-	(600)
Open-ended public and corporate bond investment trusts (marketable securities account)	-	–
Cash and cash equivalents	**229,498**	**94,979**

4. Segmental information

(1) Four sections classify each business

Millions of yen

Year to January 31, 2007	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	717,677	421,019	310,211	147,274	1,596,183	–	1,596,183
Inter-group sales and transfers	8,191	44	1,669	3,332	13,237	(13,237)	–
Total sales	725,868	421,063	311,881	150,607	1,609,421	(13,237)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	79,893	52,888	14,099	3,654	150,535	(38,965)	111,570
Assets, Depreciation and amortization & Capital expenditures							
Assets	192,986	518,008	199,765	29,730	940,490	338,279	1,278,770
Depreciation and amortization	5,471	874	3,674	343	10,363	1,868	12,231
Losses on impairment of assets	–	–	–	–	–	–	–
Capital expenditures	11,029	81	13,696	52	24,859	1,832	26,691

Millions of yen

Year to January 31, 2006	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	725,216	347,723	291,154	137,762	1,501,857	–	1,501,857
Inter-group sales and transfers	1,702	–	1,517	5,151	8,371	(8,371)	–
Total sales	726,919	347,723	292,672	142,913	1,510,228	(8,371)	1,501,857
Operating expenses	652,140	324,317	279,438	139,354	1,395,250	26,625	1,421,876
Operating income	74,779	23,406	13,233	3,558	114,978	(34,997)	79,980
Assets, Depreciation and amortization & Capital expenditures							
Assets	211,676	457,231	201,487	29,204	899,598	198,604	1,098,203
Depreciation and amortization	4,850	762	3,174	336	9,124	1,993	11,117
Losses on impairment of assets	–	–	–	–	–	–	–
Capital expenditures	8,542	259	35,526	85	44,413	2,403	46,817

(Notes)

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions.
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Year to January 31, 2007: 37,093 million yen Year to January 31, 2006: 31,927 million yen

4. The main whole company assets included in 'Eliminations and back office assets' are parent company surplus operating funds (cash and negotiable securities), long term investment funds (investment securities) and assets of the administration division.

Year to January 31, 2007: 338,354 million yen Year to January 31, 2006: 198,754 million yen

(2) Geographical segment information

In the years to January 2007 and 2006, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the years to January 31, 2007 and 2006, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

5. Lease transactions

Omission

6. Transactions with related parties

No relevant transactions.

7. Tax effect accounting

Main breakdowns of deferred tax assets and liabilities

	Millions of yen	
	Year to January 31, 2007	Year to January 31, 2006
Deferred tax assets		
Loss on revaluation of land for sale	41,928	47,154
Allowance for accrued retirement benefits for employees	9,002	10,187
Allowance for bonuses	8,139	7,301
Accumulated impairment loss	6,965	7,339
Accrued enterprise tax	3,045	733
Allowance for compensation payments on completed works	1,132	1,054
Unrealized gain on fixed assets	1,115	1,123
Accrued social insurance premiums	947	755
Other	2,984	4,222
Offset amount to deferred tax liability	(13,474)	(14,368)
Subtotal deferred tax assets	**61,788**	**65,503**
Valuation allowance	(5,101)	(3,206)
Total deferred tax assets	56,687	62,297
Deferred tax liabilities		
Net unrealized holding gain (loss) on securities	(16,292)	(16,623)
Adjustments to "Allowance for Doubtful Accounts" due to the elimination of assets and liabilities	(2)	(2)
Other	(72)	–
Offset amount to long-term tax assets	13,474	14,368
Total deferred tax liabilities	**(2,892)**	**(2,256)**
Net deferred tax assets and net deferred tax liabilities	**53,794**	**60,040**

(Note) The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferreable.

8. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Type	Year to January 31, 2007 Consolidated balance sheet amount	Year to January 31, 2007 Market value	Year to January 31, 2007 Difference	Year to January 31, 2006 Consolidated balance sheet amount	Year to January 31, 2006 Market value	Year to January 31, 2006 Difference
Where market value exceeds amount in consolidated balance sheets	(1) National and regional government bonds	79	79	0	46	46	0
	(2) Notes	-	-	-	200	200	0
	Subtotal	79	79	0	246	246	0
Where market value does not exceed amount in consolidated balance sheets	National and regional government bonds	1,562	1,558	(3)	1,554	1,552	(1)
	Subtotal	1,562	1,558	(3)	1,554	1,552	(1)
Total		**1,641**	**1,638**	**(3)**	**1,800**	**1,799**	**(1)**

2. Other marketable securities

Millions of yen

	Type	Year to January 31, 2007 Acquisition cost	Year to January 31, 2007 Consolidated balance sheet amount	Year to January 31, 2007 Difference	Year to January 31, 2006 Acquisition cost	Year to January 31, 2006 Consolidated balance sheet amount	Year to January 31, 2006 Difference
Where market value exceeds amount in consolidated balance sheets	Equities	43,429	83,817	40,387	41,484	82,640	41,155
	Subtotal	43,429	83,817	40,387	41,484	82,640	41,155
Where market value does not exceed amount in consolidated balance sheets	Equities	625	565	(59)	–	–	–
	Subtotal	625	565	(59)	–	–	–
Total		**44,054**	**84,382**	**40,327**	**41,484**	**82,640**	**41,155**

3. Other marketable securities sold in year to 2007 and 2006

Millions of yen

Category	Year to January 31, 2007	Year to January 31, 2006
Amount sold	692	65,403
Total gain on sales	477	5,937
Total loss on sales	-	0

4. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount as of January 31, 2007	Consolidated balance sheet amount as of January 31, 2006
(1) Bonds held to maturity		
Unlisted bonds	101	101
Unlisted foreign government bonds	2,000	2,000
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	2,506	12,455
Preferred securities	999	999
Stake in investment limited partnerships	79	115
Certificates of deposit	66,000	-

(Note) 66,000 million yen of certificates of deposits is included in "cash and deposit" on consolidated balance sheet

5. Scheduled redemption amounts for other marketable securities with maturities and for bonds expected to be held to maturity

Millions of yen

	Year to January 31, 2007			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	1,450	296	-	-
(2) Notes	-	-	-	-
(3) Others	-	-	-	2,000
Total	**1,450**	**296**	-	2,000

Millions of yen

	Year to January 31, 2006			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	16	1,590	–	–
(2) Notes	200	–	–	–
(3) Others	–	101	–	2,000
Total	**216**	**1,691**	–	2,000

9. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Omission

10. Accounting treatment of retirement allowances

(1) Overview of Retirement allowance system

The Company and its domestic subsidiaries maintain a confirmed payment framework comprising the employee pension fund system, the approved retirement annuity system and lump-sum retirement payments.

(2) Retirement payment obligations

		Millions of yen	
		Year to January 31, 2007	Year to January 31, 2006
1.	Retirement payment obligations	(196,857)	(195,616)
2.	Pension fund assets	195,521	181,592
3.	Unfunded pension obligations (1) + (2)	(1,335)	(14,024)
4.	Unrecognized pension assets	-	(6,035)
5.	Unrecognized actuarial difference	(16,656)	874
6.	Unrecognized past service liabilities	(3,510)	(6,939)
7.	Net amounts on consolidated balance sheets (3) + (4) + (5) + (6)	(21,503)	(26,124)
8.	Prepaid pension expenses	200	18
9.	**Allowance for retirement payments (7) -(8)**	**(21,703)**	**(26,143)**

Year to January 31, 2007	Year to January 31, 2006
Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.	Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.

(3) Retirement payment expenses

	Millions of yen Year to January 31, 2007	Year to January 31, 2006
1. Service expense	10,379	9,060
2. Interest expense	4,764	4,429
3. Anticipated investment returns	(7,102)	(5,530)
4. Amount charged in line with actuarial calculation differences	2,820	7,075
5. Charged for past service liabilities	(3,009)	(3,009)
6. Retirement payment expenses (1) + (2) + (3) + (4) + (5)	7,853	12,024

Year to January 31, 2007	Year to January 31, 2006
Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.	Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.

(4) Bases for calculating retirement payment obligations

	Year to January 31, 2007	Year to January 31, 2006
1. Periodical allocation of projected retirement payments	Fixed standard over period	Fixed standard over period
2. Discount rate	2.5%	2.5%
3. Anticipated rate of return on plan assets	4.0%	4.0%
4. Years over which past service obligations amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year
5. Years over which actuarial calculation differences amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year

11. Stock options

Omission

12. Consolidated per share information

Current fiscal year (Feb. 1, 2006 - Jan 31, 2007)	Previous fiscal year (Feb. 1, 2005 - Jan. 31, 2006)
Shareholders' equity per share 1,125.75 yen	Shareholders' equity per share 1,028.46 yen
Net income per share 89.26 yen	Net income per share 62.94 yen
Fully diluted net income per share 89.25 yen	As no share options exist, no figure is recorded for fully diluted net income per share.

(Note) 1.Net assets per share for the current fiscal period was calculated on the following basis.

Millions of yen, except where noted	Current fiscal year
Net assets recorded on balance sheet	798,302
Difference b/w shareholders' equity in consolidated balance sheet and shareholders' equity attributable to ordinary shares (Minority interests)	258
Shareholders' equity attributable to ordinary shares	798,044
Number of ordinary shares outstanding (1,000 shares)	709,385
Number of ordinary shares held in treasury (1,000 shares)	484
Number of ordinary shares used to calculate shareholders' equity per share (1,000 shares)	708,900

2. Net income per share and fully diluted income per share for the current period was calculated on the following basis.

Millions of yen, except where noted	Current fiscal year	Previous fiscal year
Net income per share		
Net income recorded on statement of income	62,663	43,029
Main components of amount not attributable to ordinary shares (Bonus payments for directors, corporate auditors and executive officers)	-	637
Net income attributable to ordinary shares	62,663	42,392
Average number of shares outstanding during period (1,000 shares)	702,042	673,509
Fully diluted net income per share		
Adjustment to net income	-	-
Number of ordinary shares increased (shares) (Stock acquisition rights)	36,902	-

13. Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet *Millions of yen* As of January 31, 2007			
(Assets)		(Liabilities)	
Current assets	32,132	Current liabilities	12,164
Cash and deposit	18,033	Accounts payable	789
Notes and accounts receivable	1,110	Advance received	8,774
Marketable securities	50	Tax payable	659
Inventories	8,114	Other current liabilities	1,941
Deferred tax assets	623	Fixed liabilities	17,507
Other current assets	4,305	Accrued retirement benefits	504
Less allowance for doubtful accounts	(105)	Custody deposit and guarantee	16,867
Fixed assets	17,369	Other fixed liabilities	134
Tangible fixed assets	8,562		
Buildings and structures	6,600		
Land	537		
Other	1,424		
Intangible fixed assets	972	(Net assets)	
Investments and other assets	7,834	Shareholders' equity	19,796
Investment in securities	261	Capital stock	1,668
Long-term loans receivable	813	Capital surplus	817
Deposit and guarantee	5,311	Retained earnings	17,309
Deferred tax assets	517	Valuation and translation adjustments	33
Other investments	1,059	Net unrealized holding gain (loss) on securities	33
Less allowance for doubtful accounts	(130)		
Total assets	49,501	Total liabilities and net assets	49,501

Consolidated Statement of Income *Millions of yen* February 1, 2006 – January 31, 2007	
Net earnings	120,500
Cost of earnings	114,777
Operating income	5,722
Non-operating income	94
Other expenses	37
Recurring income	5,780
Extraordinary income	130
Extraordinary loss	1
Income before income taxes	5,908
Current income taxes	1,686
Deferred income taxes	914
Net income	3,307

Consolidated Statement of Cash Flow February 1, 2006 – January 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	5,908
Depreciation and amortization	653
Increase in accounts receivable	(62)
Decrease in inventories	2,481
Increase in advance received	1,421
Increase in deposit and guarantee	781
Other	(345)
Subtotal	10,838
Interest and dividends received	39
Income taxes paid	(2,202)
Net cash provided by operating activities	8,675
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,950)
Purchase of intangible fixed assets	(36)
Other	(39)
Net cash used in investing activities	(2,026)
3. Cash flows from financing activities	
Cash dividends paid	(346)
Net cash used in financing activities	(346)
4. Net increase in cash and cash equivalents	6,302
5. Cash and cash equivalents at beginning of period	15,731
6. Cash and cash equivalents at end of period	22,033

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet
Millions of yen
As of January 31, 2007

(Assets)		(Liabilities)	
Current assets	17,851	Current liabilities	9,481
Cash and deposit	7,865	Accounts payable	909
Accounts receivable	1,114	Advances received	5,792
Inventories	4,208	Tax payable	695
Deferred tax assets	591	Other current liabilities	2,083
Other current assets	4,155	Fixed liabilities	11,243
Less allowance for doubtful accounts	(84)	Accrued retirement benefits	168
Fixed assets	14,750	Custody deposit and guarantee	10,992
Tangible fixed assets	13,155	Other fixed liabilities	83
Buildings and structures	8,340		
Land	4,260	(Net assets)	
Other	554	Shareholders' equity	11,876
Intangible fixed assets	298	Capital stock	1,368
Investments and other assets	1,296	Capital surplus	1,679
Long-term loans receivable	85	Retained earnings	8,829
Deposit and guarantee	681	Valuation and translation adjustments	–
Deferred tax assets	242	Net unrealized holding gain (loss) on securities	–
Other investments	287		
Total assets	32,601	Total liabilities and net assets	32,601

Consolidated Statements of Income
Millions of yen
February 1, 2006 – January 31, 2007

Net earnings	88,716
Cost of earnings	85,194
Operating income	3,522
Non-operating income	74
Other expenses	54
Recurring income	3,543
Extraordinary income	–
Extraordinary loss	67
Income before income taxes	3,475
Current income taxes	1,102
Deferred income taxes	385
Net income	1,987

Consolidated Statement of Cash Flow
February 1, 2006 – January 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	3,475
Depreciation and amortization	656
Increase in accounts receivable	(291)
Decrease in inventories	339
Increase in advance received	173
Decrease in deposit and guarantee	(1,095)
Other	800
Subtotal	4,059
Interests and dividends received	(953)
Other	(23)
Net cash provided by operating activities	3,082
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,229)
Purchase of intangible fixed assets	(96)
Other	321
Net cash used in investing activities	(1,004)
3. Cash flows from financing activities	
Cash dividends paid	(292)
Net cash used in financing activities	(292)
4. Net increase in cash equivalents	1,785
5. Cash and cash equivalents at beginning of period	10,079
6. Cash and cash equivalents at end of period	11,865

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet *Millions of yen* As of January 31, 2007			
(Assets)		(Liabilities)	
Current assets	20,957	Current liabilities	6,072
Cash and deposit	6,141	Accounts payable	51
Notes and accounts receivable	244	Advances received	4,063
Inventories	6,365	Tax payable	562
Deferred tax assets	1,007	Other current liabilities	1,395
Other current assets	7,246	Fixed liabilities	6,547
Less allowance for doubtful accounts	(48)	Accrued retirement benefits	389
Fixed assets	14,877	Custody deposits	5,975
Tangible fixed assets	4,350	Other fixed liabilities	182
Buildings and structures	2,135		
Land	2,031		
Other	183		
Intangible fixed assets	99	(Net assets)	
Investments and other assets	10,427	Shareholders' equity	23,214
Investment in securities	101	Capital stock	5,829
Long-term loans receivable	566	Capital surplus	7,017
Deposit and guarantee	9,134	Retained earnings	10,367
Deferred tax assets	259	Valuation and translation adjustments	–
Other investments	372	Net unrealized holding gain (loss) on securities	–
Less allowance for doubtful accounts	(6)		
Total assets	35,834	Total liabilities and net assets	35,834

Consolidated Statement of Income *Millions of yen* February 1, 2006 – January 31, 2007	
Net earnings	57,182
Cost of earnings	54,426
Operating income	2,756
Non-operating income	56
Other expenses	39
Recurring income	2,774
Extraordinary income	175
Extraordinary loss	2
Income before income taxes	2,946
Current income taxes	1,040
Deferred income taxes	243
Net income	1,662

Consolidated Statement of Cash Flow February 1, 2006 – January 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	2,946
Depreciation and amortization	145
Increase in accounts receivable	(5)
Decrease in inventories	1,178
Increase in advances received	478
Decrease in custody deposit	(512)
Other	(740)
Subtotal	3,490
Interests and dividends received	45
Income taxes paid	(1,157)
Net cash provided by operating activities	2,378
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(550)
Purchase of intangible fixed assets	(4)
Other	172
Net cash used in investing activities	(382)
3. Cash flows from financing activities	
Cash dividend paid	(393)
Net cash used in financing activities	(393)
4. Net increase in cash and cash equivalents	1,601
5. Cash and cash equivalents at beginning of period	11,240
6. Cash and cash equivalents at end of period	12,841

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet
Millions of yen
As of January 31, 2007

(Assets)		(Liabilities)	
Current assets	9,994	Current liabilities	2,795
Cash and deposit	2,881	Accounts payable	131
Notes and accounts receivable	315	Advance received	1,343
Inventories	467	Tax payable	347
Deferred tax assets	108	Other current liabilities	972
Other current assets	6,232	Fixed liabilities	5,005
Less allowance for doubtful accounts	(10)	Accrued retirement benefit	109
Fixed assets	1,915	Custody deposit and guarantee	4,785
Tangible fixed assets	1,358	Other fixed liabilities	111
Buildings and structures	826		
Land	339		
Other	191	(Net assets)	
Intangible fixed assets	77	Shareholders' equity	4,097
Investments and other assets	478	Capital stock	379
Investment in securities	87	Capital surplus	177
Long-term loans receivable	100	Retained earnings	3,541
Deposit and guarantee	129	Valuation and translation adjustments	11
Deferred tax assets	97	Net unrealized holding gain (loss) on securities	11
Other investments	63		
Total assets	11,909	Total liabilities and net assets	11,909

Income Statement
Millions of yen
February 1, 2006 – January 31, 2007

Net earnings	19,308
Cost of earnings	18,039
Operating income	1,269
Non-operating income	26
Other expenses	8
Recurring income	1,288
Extraordinary income	0
Extraordinary loss	74
Income before income taxes	1,214
Current income taxes	548
Deferred income taxes	(22)
Net income	688

Statement of Cash Flow
February 1, 2006 – January 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,214
Depreciation and amortization	100
Increase in accounts receivable	(210)
Increase in advance received	261
Increase in deposit and guarantee	376
Other	(261)
Subtotal	1,480
Interests and dividends received	3
Income taxes paid	(428)
Net cash provided by operating activities	1,055
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(165)
Purchase of intangible fixed assets	(13)
Other	(73)
Net cash used in investing activities	(252)
3. Cash flows from financing activities	
Cash dividends paid	(109)
Net cash used in financing activities	(109)
4. Net increase in cash and cash equivalents	693
5. Cash and cash equivalents at beginning of period	8,388
6. Cash and cash equivalents at end of period	9,081

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet *Millions of yen* As of January 31, 2007			
(Assets)		(Liabilities)	
Current assets	3,395	Current liabilities	1,895
Cash and deposits	1,361	Accounts payable	111
Notes and accounts receivable	143	Advance received	1,486
Inventories	1,613	Tax payable	94
Deferred tax assets	81	Other current liabilities	203
Other current assets	249	Fixed liabilities	2,178
Less allowance for doubtful accounts	(54)	Accrued retirement benefits	33
Fixed assets	2,434	Custody deposit and guarantee	2,079
Tangible fixed assets	2,016	Other fixed liabilities	65
Buildings and structures	1,679		
Land	292	(Net assets)	
Other	44	Shareholders' equity	1,755
Intangible fixed assets	6	Capital stock	263
Investments and other assets	411	Capital surplus	94
Long-term loans receivable	7	Retained earnings	1,398
Deposit and guarantee	338	Valuation and translation adjustments	–
Deferred tax assets	56	Net unrealized holding gain (loss) on securities	–
Other investments	9		
Total assets	5,829	Total liabilities and net assets	5,829

Income Statement *Millions of yen* February 1, 2006 – January 31, 2007	
Net earnings	20,569
Cost of earnings	20,103
Operating income	465
Non-operating income	0
Other expenses	19
Recurring income	446
Extraordinary income	–
Extraordinary loss	36
Income before income taxes	410
Current income taxes	188
Deferred income taxes	30
Net income	191

Statement of Cash Flow February 1, 2006 – January 31, 2007	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	410
Depreciation and amortization	77
Increase in accounts receivable	(30)
Increase in advance received	99
Increase in deposit and guarantee	5
Other	(375)
Subtotal	187
Interest received	0
Interest paid	(0)
Income tax paid	(210)
Net cash provided by operating activities	(24)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(33)
Net cash used in investing activities	(33)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash used in financing activities	(51)
4. Net decrease in cash and cash equivalents	(109)
5. Cash and cash equivalents at beginning of period	1,471
6. Cash and cash equivalents at end of period	1,361

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet
Millions of yen
As of January 31, 2007

(Assets)		(Liabilities)	
Current assets	6,866	Current liabilities	2,923
Cash and deposit	2,108	Accounts payable	88
Notes and accounts receivable	307	Advance received	1,604
Inventories	199	Tax payable	319
Deferred tax assets	70	Other current liabilities	910
Other current assets	4,225	Fixed liabilities	4,213
Less allowance for doubtful accounts	(45)	Accrued retirement benefit	39
Fixed assets	2,997	Custody deposit and guarantee	4,131
Tangible fixed assets	2,560	Other fixed liabilities	43
Buildings and structures	2,170		
Land	249		
Other	140	(Net assets)	
Intangible fixed assets	70	Shareholders' equity	2,726
Investments and other assets	366	Capital stock	200
Long-term loans receivable	17	Capital surplus	–
Deposit and guarantee	191	Retained earnings	2,526
Deferred tax assets	91	Valuation and translation adjustments	–
Other investments	207	Net unrealized holding gain (loss) on securities	–
Less allowance for doubtful accounts	(140)		
Total assets	9,863	Total liabilities and net assets	9,863

Income Statement
Millions of yen
February 1, 2006 – January 31, 2007

Net earnings	20,280
Cost of earnings	19,301
Operating income	978
Non-operating income	26
Other expenses	9
Recurring income	996
Extraordinary income	–
Extraordinary loss	0
Income before income taxes	995
Current income taxes	424
Deferred income taxes	(11)
Net income	582

Statement of Cash Flow
February 1, 2006 – January 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	995
Depreciation and amortization	129
Increase in accounts receivable	(196)
Increase in advance received	275
Increase in deposit and guarantee	110
Other	51
Subtotal	1,365
Interests received	13
Interest paid	–
Income tax paid	(255)
Net cash provided by operating activities	1,123
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(946)
Other	(129)
Net cash used in investing activities	(1,075)
3. Cash flows from financing activities	
Cash dividends paid	(40)
Net cash used in financing activities	(40)
4. Net increase in cash and cash equivalents	8
5. Cash and cash equivalents at beginning of period	6,300
6. Cash and cash equivalents at end of period	6,308

(7) Sekisui House Remodeling , Ltd.

Balance Sheet
Millions of yen
As of January 31, 2007

(Assets)		(Liabilities)	
Current assets	8,125	Current liabilities	5,668
Cash and deposit	332	Account payable-trade	144
Notes and accounts receivable	1,133	Account payable-construction	1,718
Prepaid expenses for construction in progress	320	Expenses payable	164
Deferred tax assets	546	Advances received-construction	1,827
Other current assets	5,985	Tax payable	624
Less allowance for doubtful accounts	(192)	Allowance for bonuses	888
Fixed assets	215	Other current liabilities	299
Tangible fixed assets	96		
Buildings and structures	54	Fixed liabilities	19
Land	–	Allowance for accrued retirement benefits	5
Other	42	Other fixed liabilities	14
Intangible fixed assets	17	(Net assets)	
Investments and other assets	101	Shareholders' equity	2,652
Long-term loans receivable	3	Capital stock	100
Deposit and guarantee	85	Capital surplus	949
Deferred tax assets	9	Retained earnings	1,602
Other investments	2	Valuation and translation adjustments	–
Less allowance for doubtful accounts	(0)	Net unrealized holding gain (loss) on securities	–
Total assets	8,340	Total liabilities and net assets	8,340

Income Statement
Millions of yen
February 1, 2006 – January 31, 2007

Net sales	43,980
Cost of sales	33,855
Gross profit of sales	10,124
SG&A expenses	8,669
Operating income	1,455
Non-operating income	282
Other expenses	34
Recurring income	1,703
Extraordinary income	–
Extraordinary loss	0
Income before income taxes	1,702
Current income taxes	913
Deferred income taxes	(104)
Net income	893

Statement of Cash Flow
February 1, 2006 – January 31, 2007

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,702
Depreciation and amortization	25
Increase in accounts receivable	(114)
Increase in inventories	(1)
Increase in notes and accounts payable	35
Increase in advance received	302
Other	151
Subtotal	2,100
Interests received	16
Interest paid	–
Income tax paid	(1,404)
Net cash provided by operating activities	712
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(15)
Other	(1)
Net cash used in investing activities	(16)
3. Cash flows from financing activities	
Cash dividends paid	(30)
Net cash used in financing activities	(30)
4. Net increase in cash and cash equivalents	666
5. Cash and cash equivalents at beginning of period	5,496
6. Cash and cash equivalents at end of period	6,162

SUMMARY OF FINANCIAL STATEMENTS (Non-consolidated)
February 1, 2006 – January 31, 2007

Sekisui House, Ltd. **March 1, 2007**

Stock code: 1928	Head office: Osaka, Japan	Listed exchange:	Tokyo, Osaka, Nagoya (First Section)
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	Corporate Communications Department
Date of the meeting of the board of directors:	March 1, 2007		Executive Officer: Hidehiro Yamaguchi
Date of the annual shareholder's meeting:	April 26, 2007		
Date of payment of dividends:	April 27, 2007		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results

*Please note that numbers less than a million yen are rounded down

1) Non-consolidated Business Results

Millions of yen

	Feb. 1, 2006 – Jan. 31, 2007		Feb. 1, 2005 – Jan. 31, 2006	
		Change %		Change %
Net sales	1,216,901	6.2	1,145,540	5.5
Operating income	87,678	46.5	59,864	(1.7)
Recurring income	92,720	46.8	63,146	1.1
Net income	51,781	56.9	33,003	69.3
Net income per share (yen)	73.75		48.76	
Fully diluted net income per share (yen)	73.74		–	
Return on equity (%)	7.5%		5.2%	
Return on assets (%)	8.6%		6.4%	
Recurring income margin (%)	7.6%		5.5%	

(1) Average number of outstanding shares during the period:
Year ended January 31, 2007 702,165,477 shares Year ended January 31, 2006 673,632,415 shares

(2) Changes to accounting principles None

(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Non-consolidated financial position

	Millions of yen	
	Feb. 1, 2006 – Jan. 31, 2007	Feb. 1, 2005 – Jan. 31, 2006
Total assets	1,173,431	976,952
Shareholders' equity	736,790	635,074
Equity ratio (%)	62.8%	65.0%
Shareholders' equity per share (yen)	1,039.16	952.92

Outstanding shares at end of January 31, 2007	709,024,012 shares	At end of January 31, 2006	666,287,932 shares
Number of treasury stocks at end of January 31, 2007	361,066 shares	At end of January 31, 2006	43,097,146 shares

2. Non-consolidated Results Forecast for the Year Ending January 31, 2008

	Millions of yen			Yen
	Net sales	Recurring income	Net income	Net income per share
Interim	615,000	37,000	22,000	75.46
Full year	1,315,000	97,000	53,500	–

3. Dividends per share
Cash dividends

	First-half	Second-half	Full-year	Total dividends paid	Payout ratio	Dividend on equity ratio (DOE)
	Dividend per share (yen)			Million yen	%	%
Feb. 1, 2005 - Jan. 31, 2006	10.00	10.00	20.00	13,327	41.0	2.1
Feb. 1, 2006 - Jan. 31, 2007	10.00	12.00	22.00	15,600	29.8	2.2
Feb. 1, 2007 – Jan. 31, 2008 (Forecast)	12.00	12.00	24.00			

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January 31, 2007	Year to January 31, 2006	Difference	%
Assets	**1,173,431**	**976,952**	**196,479**	**20.1**
Current assets	**821,569**	**618,305**	**203,264**	**32.9**
Cash and deposits	184,148	35,725		
Notes receivable-trade	266	785		
Accounts receivable-construction	71,305	88,565		
Accounts receivable-real estate	9,422	3,634		
Marketable securities	1,397	–		
Prepaid expenses for construction in progress	49,639	43,667		
Buildings for sale	69,938	58,216		
Land for sale	318,843	272,818		
Land for sale in process	32,599	32,728		
Other inventories	5,508	5,106		
Advance payments	5,610	968		
Prepaid expenses	5,298	4,426		
Accounts receivable-other	15,493	16,468		
Deferred income taxes	50,501	54,006		
Other current assets	2,879	2,453		
Less allowance for doubtful accounts	(1,283)	(1,268)		
Fixed Assets	**351,862**	**358,647**	**(6,785)**	**(1.9)**
Tangible fixed assets	**163,626**	**159,612**	**4,014**	**2.5**
Buildings	67,349	64,696		
Structures	4,575	4,450		
Machinery and equipment	11,425	11,210		
Vehicles and delivery equipment	169	167		
Tools and equipment	4,685	4,526		
Land	73,970	72,761		
Constructions in progress	1,450	1,800		
Intangible fixed assets	**5,454**	**3,988**	**1,466**	**36.8**
Industrial property	32	37		
Lease rights	1,608	1,608		
Software	3,103	1,629		
Utility rights	24	26		
Telephone subscription rights	685	686		
Investments and other assets	**182,781**	**195,046**	**(12,265)**	**(6.3)**
Investment in securities	89,812	99,432		
Investment in subsidiaries and partnership	40,013	39,891		
Long-term loans receivable	35,566	52,173		
Long-term prepaid expenses	778	800		
Deposit and guaranty	12,875	12,359		
Other investments and other assets	5,287	5,407		
Allowance for appraisal losses on investment in related companies	(682)	(682)		
Less allowance for doubtful accounts	(870)	(14,337)		
Total	**1,173,431**	**976,952**	**196,479**	**20.1**

	Millions of yen			
	Year to January 31, 2007	Year to January 31, 2006	Difference	%
Liabilities	**436,641**	**341,877**	**94,764**	**27.7**
Current Liabilities	**385,275**	**308,187**	**77,088**	**25.0**
Notes payable-trade	67,630	63,749		
Accounts payable-trade	42,438	40,560		
Accounts payable-construction	52,654	55,746		
Accounts payable-other	8,062	7,057		
Accrued expenses	14,398	12,328		
Deferred corporate taxes	33,082	1,200		
Deferred consumption taxes	6,890	6,819		
Advances received-construction	65,231	58,917		
Advance received-other	6,948	4,556		
Allowance for bonuses	15,759	13,902		
Allowance for bonuses to directors, executive officers and corporate auditors	230	–		
Allowance for compensation payments on completed works	2,799	2,611		
Other current liabilities	69,149	40,737		
Long-term liabilities	**51,366**	**33,690**	**17,676**	**52.5**
Long-term debt	20,000	–		
Deposits and guaranty received	6,594	6,302		
Long-term accounts payable	585	–		
Long-term advance received	121	–		
Deferred tax liability	3,796	2,918		
Allowance for accured retirement benefits for employees	20,267	23,600		
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	–	869		
Shareholders' Equity	–	**635,074**	–	–
Paid-in capital	–	**186,554**	–	–
Additional paid-in capital	–	**242,307**	–	–
Capital reserve	–	242,307		
Retained earnings	–	**229,875**	–	–
Legal reserve	–	23,128		
Reserve for dividends	–	15,000		
General reserve	–	162,300		
Unappropriated retained earnings	–	29,446		
Net unrealized holding gain (loss) on securities	–	**24,600**	–	–
Less treasury stock, at cost	–	**(48,262)**	–	–
Total	–	**976,952**	–	–

	Millions of yen			
	Year to January 31, 2007	Year to January 31, 2006	Difference	%
Net assets	**736,790**	–	–	–
Shareholders' equity	**712,674**	–	–	–
Capital stock	**186,554**	–	–	–
Capital surplus	**258,918**	–	–	–
Legal reserve	242,307	–		
Other	16,610	–		
Retained earnings	**267,746**	–	–	–
Legal reserve	23,128	–		
Other	244,618	–		
Reserve for dividends to shareholders	15,000	–		
Other	176,800	–		
Retained earnings carried forward	52,818	–		
Treasury stock	**(544)**	–	–	–
Valuation and translation adjustments	**24,115**	–	–	–
Net unrealized holding gain (loss) on securities	24,115	–	–	–
Total liabilities and net assets	**1,173,431**	–	–	–

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 – Jan. 31, 2007		Feb. 1, 2005 – Jan. 31, 2006		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,216,901**	**100.0**	**1,145,540**	**100.0**	**71,361**	**6.2**
Construction	910,462	74.8	904,572	79.0		
Real estate	306,439	25.2	240,967	21.0		
Cost of sales	**955,990**	**78.6**	**917,522**	**80.1**	**38,468**	**4.2**
Construction	718,008	78.9	712,599	78.8		
Real estate	237,981	77.7	204,922	85.0		
Gross profit on sales	**260,911**	**21.4**	**228,018**	**19.9**	**32,893**	**14.4**
Total gross profit from construction	192,454	21.1	191,973	21.2		
Total gross profit from sales of real estate	68,457	22.3	36,044	15.0		
Selling, general and administrative expenses	**173,233**	**14.2**	**168,153**	**14.7**	**5,080**	**3.0**
Operating income	**87,678**	**7.2**	**59,864**	**5.2**	**27,814**	**46.5**
Non-operating income	**8,012**	**0.6**	**6,573**	**0.6**	**1,439**	**21.9**
Interests and dividends received	5,009		3,801			
Other income	3,003		2,772			
Non-operating expense	**2,970**	**0.2**	**3,292**	**0.3**	**(322)**	**(9.8)**
Interest paid	102		39			
Interest on bonds	–		99			
Other expenses	2,868		3,153			
Recurring income	**92,720**	**7.6**	**63,146**	**5.5**	**29,574**	**46.8**
Extraordinary income	**477**	**0.1**	**5,488**	**0.5**	**(5,011)**	**(91.3)**
Gain on sales of investment securities	477		5,397			
Gain on sale of securities of related companies	–		91			
Extraordinary loss	**3,748**	**0.3**	**12,741**	**1.1**	**(8,993)**	**(70.6)**
Loss on revaluation of land held for sale	2,781		11,990			
Loss from sales or disposal of fixed assets	935		741			
Loss on revaluation of golf club membership	25		–			
Loss from devaluation of investment in securities	7		9			
Income before taxes	**89,448**	**7.4**	**55,893**	**4.9**	**33,555**	**60.0**
Income taxes (except enterprise tax)	32,955	2.7	890	0.1	32,065	–
Deferred income taxes	4,712	0.4	22,000	1.9	(17,288)	(78.6)
Net income	**51,781**	**4.3**	**33,003**	**2.9**	**18,778**	**56.9**
Retained earning brought forward from the preceding business term	-		11,931			
Loss on sale of treasury stock	-		8,823			
Interim dividends	-		6,664			
Unappropriated retained earnings	**-**		**29,446**			

3. Planned appropriation of earnings

Millions of yen

	Feb. 1, 2005 – Jan. 31, 2006	
Unappropriated earnings for the period		29,446
Total		**29,446**
Dividends to shareholders	6,662 Ordinary dividend = 10 yen	
Bonuses to directors, executive officers, and corporate auditors	156 Directors' portion = 142 Corporate auditors' portion = 14	
Contingency reserve	14,500	21,318
Retained earnings for the period		**8,128**

4. Statement of shareholders' equity (Feb. 1, 2006 –Jan. 31, 2007)

	Shareholders' equity								millions of yen
		Additional paid-in capital			Retained earnings				
						other			
	Paid-in Capital	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at beginning of year	186,554	242,307	–	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this period									
Dividends from surplus	–	–	–	–	–	–	–	(13,754)	(13,754)
Bonuses to directors, etc	–	–	–	–	–	–	–	(156)	(156)
Net income	–	–	–	–	–	–	–	51,781	51,781
Gain of treasury stocks	–	–	–	–	–	–	–	–	–
Sale of treasury stocks	–	–	16,610	16,610	–	–	–	–	–
Provision for general reserve	–	–	–	–	–	–	14,500	(14,500)	–
Net changes of items other than "Shareholders' Equity" during the period	–	–	–	–	–	–	–	–	–
Total	–	–	16,610	16,610	–	–	14,500	23,371	37,871
Balance at end of year	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746

	Shareholders' equity		Valuation and translation adjustments		Total net assets
	Treasury stocks	Total	Net unrealized holdings gain (loss) on securities	Total	
Balance at beginning of year	(48,262)	610,474	24,600	24,600	635,074
Changes for this period					
Dividends from surplus	-	(13,754)	-	-	(13,754)
Bonuses to directors, etc	-	(156)	-	-	(156)
Net income	-	51,781	-	-	51,781
Gain of treasury stocks	(479)	(479)	-	-	(479)
Sale of treasury stocks	48,198	64,808	-	-	64,808
Provision for general reserve	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	(485)	(485)	(485)
Total changes during this period	47,718	102,200	(485)	(485)	101,715
Balance at end of year	(544)	712,674	24,115	24,115	736,790

Summary of Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:
  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)
- Stocks with no available market value:
  At cost based on the moving average method

2. Basis and method of valuation of derivatives: Market value method

3. Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventory: At cost based on moving average method

4. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of 5 years.

5. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

6. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:
The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:
Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:
To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for bonuses to directors, executive officers and corporate auditors:
Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, administrative expenses increased by 230 millions of yen, and "Operating income", "Recurring income" and "Income before taxes and minority interest" have decreased by the same amount.

(v) Allowance for compensation payments on completed works:
Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(i) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopated the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Board Statement No.3)" and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No.7," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the adoption of this new accounting standard, "Operating income," "Recurring Income," and "Income Before income taxes and minority interests" have increased by 1,104 million yen each.

7. Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

8. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets:

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies:

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness:

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

9. Basic of presentation of financial statements

Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. The amount in excess of consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

[Change in accounting policies]

Accounting standard for presentation of net assets in the balance sheet

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No. 5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8)," both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 736,790 million yen.

[Additional information]

Reserve for retirement benefits for retiring directors, corporate auditors and executive officers

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for Retirement Benefits for Retiring Directors, Corporate Auditors and Executive Officers" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Long-term accrued expenses."

1. Notes to non-consolidated balance sheet

Millions of yen

	Year to January 31, 2007	Year to January 31, 2006
Accumulated depreciation of tangible fixed assets	134,209	128,346
Collateralized assets	3,974	4,256
Liabilities guaranteed	81,956	93,874
Interest bearing liabilities	20,000	–
Treasury stock	361,066 shares	43,097,146 shares

Change in the purpose of holding fixed assets
(Year to January 31, 2007)
Investment properties of 5,041 million yen, which were reported under "Buildings" "Structures" and "Land" etc. have been reclassified under "Buildings for sale" and "Land for sale."
(Year to January 31, 2006)
Investment properties of 15,994 million yen, which were reported under "Buildings" "Structures" and "Land" etc. have been reclassified under "Buildings for sale" and "Land for sale."

2. Notes to non-consolidated income statement

Millions of yen

	Year to January 31, 2007	Year to January 31, 2006
(1) Depreciation	9,650	8,557

3. Statement of changes in shareholders' equity

Feb. 1, 2006 – Jan. 31, 2007

Type and numbers of shares outstanding and treasury stock

	Ordinary shares
Outstanding shares (non-consolidated) at end of Jan. 31, 2006	43,097,146 shares
Number of shares increased	272,521 shares
Number of shares decreased	43,008,601 shares
Outstanding shares (non-consolidated) at end of Jan. 31, 2007	361,066 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury
   Increase due to requests for additional purchases of fractional shares 272,521 shares

2. Breakdown of the number of decreased ordinary shares held in treasury
   Decrease due to disposal of treasury stock 43,000,000 shares
   Decrease due to requests for additional purchases of fractional shares 8,601 shares

4. Lease transactions

Omission

5. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	Year to January 31, 2007			Year to January 31, 2006		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Affiliates	708	1,112	403	708	1,394	685

6. Tax effect accounting

(1) Significant components of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2007	Year to January 31, 2006
Current portion		
Deferred tax assets		
Loss on revaluation of land for sale	40,587	45,853
Allowance for accrued retirement benefits for employees	8,447	9,222
Accumulated impairment loss	6,482	6,387
Allowance for bonuses	6,295	5,616
Accrued enterprise tax	2,623	262
Allowance for compensation payments on completed works	1,130	1,054
Accrued social insurance premium	717	645
Other	1,477	1,920
Subtotal deferred tax liabilities	**67,758**	**70,959**
Valuation allowance	**(4,699)**	**(3,195)**
Total deferred tax liabilities	**63,059**	**67,763**
Deferred tax liabilities		
Net unrealized holding gain (loss) on securities	(16,346)	(16,675)
Other	(7)	-
Total deferred tax liabilities	**(16,354)**	**(16,675)**
Net deferred tax assets and net deferred tax liabilities	46,704	51,087

Note: The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferrable.

7. Non-consolidated per share information

Current fiscal year (Feb. 1, 2006 - Jan 31, 2007)		Previous fiscal year (Feb. 1, 2005 - Jan. 31, 2006)	
Shareholders' equity per share	1,039.16 yen	Shareholders' equity per share	952.92 yen
Net income per share	73.75 yen	Net income per share	48.76 yen
Fully diluted net income per share	73.74 yen	As no share options exist, no figure is recorded for fully diluted net income per share.	

Note: 1.Net assets per share for the current period was calculated on the following basis.

Millions of yen, except where noted	Current fiscal year
Net assets recorded on statements of income	736,790
Difference between shareholders' equity in the non-consolidated balance sheet and shareholders' equity attributable to ordinary shares	–
Amount not attributable to ordinary shares	736,790
Number of ordinary shares outstanding (1,000 shares)	709,385
Number of ordinary shares held in treasury (1,000 shares)	361
Number of ordinary shares used to calculate shareholders equity per share (1,000 shares)	709,024

2. Net income per share and diluted net income per share for the current period was calculated on the following basis.

Millions of yen, except where noted	Current fiscal year	Previous fiscal year
Net income per share Net income recorded on statement of income	51,781	33,003
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	–	156
Net income attributable to ordinary shares	51,781	32,847
Average number of shares outstanding during period (1,000 shares)	702,165	673,632
Fully diluted net income per share Adjustment to net income	–	–
Number of ordinary shares increased (shares) (Stock acquisition rights)	36,902	–

Changes to Director

New Directors candidates (April 26, 2007)

Yoshiro Kubota	Currently Senior Managing Executive Officer & General Manager in charge of General Affairs and Legal Department, General Manager in charge of CS Promoting Department

SEKISUI HOUSE

News Release

Notice of Partial Amendment to the Articles of Incorporation

March 1, 2007 – Sekisui House Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on March 1, 2007 the Company resolved to propose "Partial Amendment to the Articles of Incorporation" at the 56th annual general meeting shareholders scheduled to be held on April 26, 2007.

I. Reasons for the amendment

1. The Company intends to amend its Articles of Incorporation as follows in line with the enforcement of the Corporation Law (Law No. 86 of 2005) on May 1, 2006.

(1) To specify a reasonable scope of rights entitled to be exercised by shareholders who own shares constituting less than one trading unit, we add a new article (Article 10 "Rights related to Shares Constituting Less Than One Trading Unit").

(2) We transfer the provisions on the record date for the voting rights to be exercised at the ordinary general meeting of shareholders to Article 15 "Record Date". Furthermore, we delete the provisions on other record dates that do not need to be provided for in the Articles of Incorporation.

(3) To make available to shareholders via the Internet some of the reference documents, etc. for ordinary general meetings of shareholders we add a new article (Article 17 "Disclosure and Deemed Provision of Reference Documents, etc. via the Internet for General Meetings of Shareholders")

(4) To provide that the number of proxies who are authorized to exercise voting right at the general meeting of shareholders shall be limited to one (1), we change the provisions of Article 18 (Exercise of Voting Right by Proxy).

(5) In order that the Board of Directors may adopt resolutions more flexibly, in writing or by an electromagnetic means when the need arises, we add a new article (Article 27 "Omission of Resolution of the Board of Directors").

(6) In order that the Company may conclude an "agreement on limitation of liability" with Independent Auditors, we add a new article (Article 34 "Agreement on Limitation of Liability of Outside Corporate Auditors").

(7) We replace the articles we quote in the Articles of Incorporation with the corresponding articles of the Corporation Law.

(8) We replace the terms used in the old Commercial Code with ones used in the Corporation Law and change the wording in accordance with the corresponding provisions of the Corporation Law.

2. Regarding the matters that have been deemed to be provided for in the Articles of Incorporation as of May 1, 2006 in accordance with the provisions on transitional measures provided for in the Law Concerning Coordination, etc. of Associated Laws in Connection with the Enforcement of the Corporation Law (Law No. 87 of 2005), we make required changes in the provisions of the Articles of Incorporation as follows:

(1) To add Article 4 "Organizational Bodies" to provide that the Company shall have a Board of Directors, Corporate Auditors, a Board of Corporate Auditors, and Accounting Auditors.

(2) To add Article 7 "Issuance of Share Certificates" to provide that the Company shall issue share certificates.

(3) To add Article 12 "Administrator of Shareholders' Register" to provide that the Company shall have an administrator of shareholders' register.

3. In addition to the changes in the Article numbers as a result of the above amendment, we add the relevant paragraph numbers and change the wording used in the Articles of Incorporation.

II. Content of the amended Articles of Incorporation

For the summary of the content of the amendment, please refer to the appendix.

III. Schedule

The general meeting of shareholders where the Company will submit this resolution is scheduled to be held on Thursday, April 26, 2007. If the resolution is adopted, the amended Articles of Incorporation will take effect on Thursday, April 26, 2007.

(Note) The above amendment is subject to the approval the Company will seek to obtain at the 56th ordinary general meeting of shareholders of the Company to be held on April 26, 2007.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Corporate Communications Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3369

Email: info-ir@qz.sekisuihouse.co.jp

Appendix

1. Content of the Amendment to the Articles of Incorporation of the Company in line with the Enforcement of the Corporation Law

(1) Rights related to shares constituting less than one trading unit

Article 10 (Rights related to Shares Constituting Less Than One Trading Unit)

Shareholders of the Company who hold shares constituting less than one trading unit (in this Article, shareholders include beneficial shareholders) shall not be entitled to exercise any right other than the following rights.

(1) Rights provided for in each item of Paragraph 2 of Article 189 of the Corporation Law
(2) Right to make a request pursuant to the provisions of Paragraph 1 of Article 166 of the Corporation Law
(3) Right to receive an allotment of offered shares or share warrants in proportion to the number of shares owned by the shareholder.
(4) Right to make a request provided for in the following Article.

(2) Record Date for Ordinary General Meeting of Shareholder

Article 15 (Record Date)

The record date for the voting rights to be exercised at the ordinary general meeting of shareholders shall be January 31 of each year.

(3) Disclosure and Deemed Provision of Reference Documents, etc. via the Internet for General Meetings of Shareholders

Article 17 (Disclosure and Deemed Provision of Reference Documents, etc. via the Internet for General Meetings of Shareholders)

At the time of convocation of a general meeting of shareholders, it may be deemed that the Company has provided its shareholders with information on items which should be written or shown in its reference documents for the general meeting of shareholders, business reports, non-consolidated and consolidated financial reports if the Company disclosed such information via the Internet in accordance with the provisions of the Ordinance of the Ministry of Justice.

(4) Exercise of Voting Right by Proxy

Article 18 (Exercise of Voting Right by Proxy)

A shareholder may exercise his/her voting right by proxy by appointing one (1) other shareholder who holds a voting right. Provided, however, that the shareholder or his/her proxy shall submit a document evidencing his/her power of representation at each general meeting of shareholders.

(5) Omission of Resolution of the Board of Directors

Article 27 (Omission of Resolution of the Board of Directors)

The Company shall deem that a resolution of the Board of Directors has been adopted to approve a proposal when all Directors give consent to such proposal. Provided, however, that this shall not apply when any Corporate Auditor express their objection thereto.

(6) Agreement with Outside Corporate Auditors on Limitation of Liability

Article 34 (Agreement with Independent Auditors on Limitation of Liability)

With regard to the liability provided for in Paragraph 1 of Article 423 of the Corporation Law, the Company may conclude an agreement with its outside Corporate Auditors on limitation of such liability if such liability meets the requirements under applicable laws and regulations. Provided, however, that the maximum value of such liability provided for in such agreement shall be the minimum value of such liability provided for in the applicable laws and regulations.

2. Required amendment to the provisions on matters to which transitional measures provided for in the Law Concerning Coordination, etc. of Associated Laws in Connection with the Enforcement of the Corporation Law are applied

(1) Organizations

Article 4 (Organizational Bodies)

The Company shall have the following organizational bodies in addition to the general meeting of shareholders and Directors.

(1) Board of Directors
(2) Corporate Auditors
(3) Board of Corporate Auditors
(4) Accounting Auditors

(2) Issuance of Share Certificates of the Company

Article 7 (Issuance of Share Certificates)

The Company shall issue the share certificates of the Company.

(3) Administrator of Shareholders' Register

Article 12 (Administrator of Shareholder Register)

The Company shall have an administrator of shareholders' register.

12.2 The administrator of shareholders' register and its place of business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

12.3 The preparation and safekeeping of the shareholders' register (including the register of beneficiary shareholders), the register of lost share certificates, and the register of share warrants of the Company, and any other businesses connected therewith shall be handled by the Administrator of Shareholders' Register and not by the Company.

SEKISUI HOUSE

News Release

Notice regarding Issuance of Stock Compensation-Type Stock Options (Share Warrants) to Directors

March 1, 2007 – Sekisui House, Ltd. ("Company") hereby announces that at the meeting of the Board of Directors held on March 1, 2007 the Company resolved to seek the approval of the 56th annual general shareholders' meeting of the Company concerning revision of the amount of remuneration, etc. to directors and the composition of said remuneration, etc. The details are as follows.

1. Reasons for the proposal

The Company will issue, free of charge, share warrants to directors and executive officers of the Company as stock compensation-type stock options, while the amount to be paid in upon exercise of each share warrant will be one yen per share. The purpose is to enhance the motivation and morale of directors and executive officers in terms of raising the stock price and improving business performance by strengthening the link between the compensation system for directors and executive officers and the Company's stock price or business performance, and by having directors and executive officers share not only the merits of an increase in the stock price, but also the risks of a decline in the stock price with the shareholders.

For allotment of stock compensation-type stock options last year, prior to the enforcement of the Corporate Law (Law No. 86 of 2005), the Company passed a special resolution of its annual general shareholders' meeting to approve the issuance of share warrants under particularly favorable conditions to parties other than its shareholders. Now that share warrants allotted to directors of the Company in the form of stock options have been recognized as a part of the remuneration, etc. to directors within the Corporate Law, the Company will seek approval concerning revision of the amount of remuneration, etc. to directors and the composition of said remuneration, etc.

Once this proposal has been approved, the Company plans to allot stock compensation-type stock options to its directors and executive officers every year upon resolution at its meeting of the Board of Directors pursuant to Articles 236, 238, and 240 of the Corporate Law, in the amount and composition provided in 2. (1) and 2. (2) below, respectively.

Upon approval of a proposal regarding the appointment of one director at the 56th annual general shareholders' meeting of the Company to be held on April 26, 2007, the number of directors of the Company will be a total of thirteen people.

2. About the proposal

(1) At present, the amount of remuneration, etc. to directors of the Company is no more than 43 million yen per month, which was approved at the 43rd annual general shareholders' meeting of the Company, held on April 27, 1994. The proposal seeks approval concerning the allotment of share warrants to directors of the Company in the form of stock compensation-type stock options, in addition to their current remuneration, etc. up to 90 million yen per year.

(2) The composition of share warrants to be issued to directors of the Company in the form of stock compensation-type stock options is as follows:

a. Total number of share warrants

No more than 90 units may be issued within a year after the day of the annual general shareholders' meeting of the Company for each business year.

b. Type and number of shares to be issued upon exercise of share warrants

No more than 90,000 shares of common stock of the Company may be granted upon exercise of share warrants to be issued within a year after the day of the annual general shareholders' meeting of the Company for each business year. In the event that the number of shares granted (as defined below) should be adjusted, the number of shares to be issued shall be no more than the number obtained by multiplying the number of shares granted after said adjustment by the upper limit of the share warrants described above.

The number of shares per share warrant (hereinafter, the "number of shares granted") shall be 1,000.

In cases where it is deemed to be appropriate for the Company to adjust the number of shares granted by such means as splitting its common stock up (including gratis distribution of shares) or down, the Company may make any adjustments that it deems necessary.

c. Value of assets to be contributed upon the exercise of share warrants
The value of assets to be contributed upon the exercise of each share warrant shall be the amount to be paid for each share that may be granted due to the exercise of share warrants, which shall be 1 yen, multiplied by the number of shares granted.

d. Exercise period of share warrants
The exercise period shall be within twenty years from the day following that in which share warrants are allotted.

e. Restrictions on the acquisition of share warrants via transfer
The acquisition of share warrants via transfer requires approval by a resolution at a meeting of the Board of Directors of the Company.

f. Other conditions for exercise of share warrants
Share warrant holders may, in principle, exercise share warrants from the day following the day in which they lose all of their positions as director (including executive officers, in the event that the Company should adopt a "Company with Committees" corporate governance system), statutory auditor, or executive officer of the Company or its subsidiaries. Other conditions for the exercise of share warrants shall be decided at the meeting of the Board of Directors of the Company that determines matters regarding an offer of share warrants.

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For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Corporate Communications Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3369

Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

March 1, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer

END